   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 16, 1997

                                                      REGISTRATION NO.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549
                            ------------------------

                                   FORM SB-1
                             REGISTRATION STATEMENT
                                     UNDER
               THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT")

                               EGAN SYSTEMS, INC.
  (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CERTIFICATE OF INCORPORATION)

            DELAWARE                          7372                         133250816
    (STATE OF INCORPORATION)      (PRIMARY STANDARD INDUSTRIAL           (IRS EMPLOYER
                                  CLASSIFICATION CODE NUMBER)        IDENTIFICATION NUMBER)

                 1501 LINCOLN AVENUE, HOLBROOK, NEW YORK 11741
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

       Registrant's telephone number, including area code:  516-588-8000

                           EDWARD J. EGAN, PRESIDENT
                              1501 LINCOLN AVENUE
                               HOLBROOK, NY 11741
                          (NAME OF AGENT FOR SERVICE)
  (NAME, ADDRESS OF PRINCIPAL PLACE OF BUSINESS OR INTENDED PRINCIPAL PLACE OF
                                   BUSINESS,
         INCLUDING ZIP CODE AND TELEPHONE NUMBER AND AGENT OF SERVICE)

                                    Copy to:

                             JAMES C. SARGENT, ESQ.
                                GENERAL COUNSEL
                          COUNSEL TO: ABEL/NOSER CORP.
                                90 BROAD STREET
                            NEW YORK, NEW YORK 10004

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED OFFERING:  As soon as possible
after the Registration Statement becomes effective. Until             , 1997 (90
days after the date of the Prospectus,) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus.

     The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                            ------------------------

                       CALCULATION OF REGISTRATION FEE(1)

=====================================================================================================
                                              PROPOSED MAXIMUM   PROPOSED MAXIMUM
 TITLE OF EACH CLASS OF      AMOUNT BEING    OFFERING PRICE PER AGGREGATE OFFERING     AMOUNT OF
SECURITIES BEING OFFERED    REGISTERED(2)     SHARE OR WARRANT        PRICE         REGISTRATION FEE
-----------------------------------------------------------------------------------------------------
Common Stock Par Value
  $.05 identifying Common
  Stock options..........  1,500,000 Shares        $2.10            $3,150,000          1,086.75
-----------------------------------------------------------------------------------------------------
Warrants.................     1,500,000             .375             $562,500           $194.06
-----------------------------------------------------------------------------------------------------
     Total...............                                                              $1,280.81
=====================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low closing sale prices on September 9, 1997 in the over-the-counter market, as reported by the NASD, a date within five business days of the date of filing of the Registration Statement.

(2) Based upon exercise price of Options.
================================================================================

     THE SECURITIES OFFERED BY THIS PROSPECTUS MAY BE DEEMED TO BE SPECULATIVE IN THAT THEY INVOLVE A HIGH DEGREE OF RISK AND AN INVESTOR COULD LOSE HIS ENTIRE INVESTMENT. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FACTORS SET FORTH UNDER "RISK FACTORS" AND UNDER "DILUTION" APPEARING ELSEWHERE IN THIS PROSPECTUS. THE COMPANY INTENDS TO SUPPLY ITS SHAREHOLDERS AND WARRANTHOLDERS WITH ANNUAL REPORTS CONTAINING FINANCIAL INFORMATION EXAMINED AND REPORTED UPON, WITH AN OPINION EXPRESSED BY INDEPENDENT CERTIFIED ACCOUNTANTS. IN ADDITION, THE COMPANY MAY FURNISH UNAUDITED QUARTERLY OR OTHER INTERIM REPORTS TO ITS SHAREHOLDERS, AS IT DEEMS APPROPRIATE. THE COMPANY IS SUBJECT TO THE REPORTING REQUIREMENTS OF SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED AND IN ACCORDANCE THEREWITH, WILL FILE REPORTS AND OTHER INFORMATION WITH THE SECURITIES AND EXCHANGE COMMISSION. COPIES OF THESE REPORTS AND OTHER INFORMATION FILED BY THE REGISTRANT CAN BE INSPECTED AND COPIED AT THE PUBLIC REFERENCE FACILITIES MAINTAINED BY THE COMMISSION AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549. COPIES OF SUCH MATERIAL CAN BE OBTAINED FROM THE PUBLIC REFERENCE SECTION OF THE COMMISSION, WASHINGTON, D.C. 20549 AT PRESCRIBED RATES.

                       NOTICE TO RESIDENTS OF ALL STATES

     THESE INTERESTS ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE INTERESTS HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATOR AUTHORITY.

                               FLORIDA RESIDENTS

     EACH FLORIDA RESIDENT WHO SUBSCRIBES FOR THE PURCHASE OR PARTNERSHIP INTERESTS HAS THE RIGHT, PURSUANT TO SECTION 517.06 1 ([ ])(A)(5) OF THE FLORIDA SECURITIES ACT, TO WITHDRAW HIS SUBSCRIPTION FOR THE PURCHASE, AND RECEIVE A FULL REFUND OF ALL MONIES PAID, WITHIN THREE (3) BUSINESS DAYS AFTER THE EXECUTION OF THE SUBSCRIPTION AGREEMENT OR PAYMENT FOR THE PURCHASE HAS BEEN MADE, WHICHEVER IS LATER. WITHDRAWAL WILL BE WITHOUT ANY FURTHER LIABILITY TO ANY PERSON. TO ACCOMPLISH THIS WITHDRAWAL A SUBSCRIBER NEED ONLY SEND A LETTER OR TELEGRAM TO THE ADDRESS SET FORTH IN THIS MEMORANDUM, INDICATING HIS INTENTION TO WITHDRAW.

                               NEW YORK RESIDENTS

     THIS PRIVATE OFFERING MEMORANDUM HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     THE DATE OF THE PRELIMINARY PROSPECTUS IS JULY 1997.

                        CROSS REFERENCE PAGE REQUIRED BY

                           REGULATION S-K ITEM 501(b)

                                                                     CAPTION OR LOCATION
                           ITEM IN FORM S-1                             IN PROSPECTUS
        -------------------------------------------------------  ----------------------------
 1      Information Required by Item 501 of Regulation S-K.....  Front Cover
 2.     Information Required by Item 502 of Regulation S-K.....  Inside Front Cover
 3.     Information Required by Item 503 of Regulation S-K.....  Prospectus Summary; Risk
                                                                 Factors
 4.     Use of Proceeds........................................  Prospectus Summary; Use of
                                                                 Proceeds
 5.     Determination of Offering Price........................  Risk Factors; Plan of
                                                                 Distribution
 6.     Dilution...............................................  Dilution
 7.     Selling Security Holders...............................
 8.     Plan of Distribution...................................  Plan of Distribution
 9.     Description of the Securities to be Registered.........  Description of Securities
10.     Interest of Named Experts and Counsel..................  Legal Matters
11.     Information with Respect to the Registrant.............
11(a)   Information Required by Item 101 of Regulation S-K.....  Description of Business
11(b)   Information Required by Item 102 of Regulation S-K.....  Description of Property
11(c)   Information Required by Item 103 of Regulation S-K.....  Litigation
11(d)   Information Required by Item 201 of Regulation S-K.....  Price Range of Common Stock
11(e)   Information Required Under Regulation S-X..............  Financial Statements
11(f)   Information Required by Item 301 of Regulation S-K.....  Selected Financial
                                                                 Information; Description of
                                                                 Securities
11(g)   Information Required by Item 302 of Regulation S-K.....  N/A
11(h)   Information Required by Item 303 of Regulation S-K.....  Management's Discussion and
                                                                 Analysis
11(i)   Information Required by Item 304 of Regulation S-K.....  Experts
11(j)   Information Required by Item 401 of Regulation S-K.....  Management
11(k)   Information Required by Item 402 of Regulation S-K.....  Executive Compensation
11(l)   Information Required by Item 403 of Regulation S-K.....  Principal Stockholders
11(m)   Information Required by Item 404 of Regulation S-K.....  Certain Transactions
12.     Information Required by Item 510 of Regulation S-K.....  Indemnification of Officers
                                                                 and Directors

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PRELIMINARY PROSPECTUS

(SUBJECT TO COMPLETION)

                               EGAN SYSTEMS, INC.

                        1,500,000 SHARES OF COMMON STOCK
                               1,500,000 WARRANTS

                     (DESCRIPTION OF SECURITIES BEING SOLD)

     All of the shares (collectively the "Shares") of the Company offered hereby are to be sold for the accounts of the selling shareholders set forth herein (the "Selling Shareholders"). The Company is registering the Shares pursuant to certain registration rights and other contracted obligations incurred by the Company as a condition of the original issuance of each Share. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders. The Company will, however, receive the exercise price with respect to the exercise of any of the Warrants described herein. The Company estimates
that total expenses of the offering will be approximately $          in
connection with this offering ("Offering") of the Shares and Warrants. (See "Selling Shareholders" and "Plan of Distribution").

     The Company's Common Stock is quoted on the NASDAQ Electronic Bulletin Board stock symbol EGNS. There is no present market for the Warrants and there is no assurance that any market will develop. The Company is subject to the reporting requirements of Section 15(d) of the Exchange Act and is presently current in its filed reports with the Securities and Exchange Commission.

     On July 31, 1997, the average of the last reported bid and asked prices of the Company's Common Stock in the over-the-counter market as reported by NASD was

     See "Certain Market Information and Dividends"

     The 1,500,000 Shares of Common Stock, Par Value $.05 Per Share (The "Common Stock") being offered hereby, are to be offered from time to time upon the exercise of certain Warrants described herein. All the 1,500,000 Warrants being offered hereby were issued pursuant to exemptions from the registration requirements of the Securities Act of 1933, as amended. See "The Company" "Recent Developments" and "Selling Stockholders".

     The Selling Stockholders may sell the Shares and Warrants to or through underwriters and also may sell the Shares or Warrants directly to other purchasers or through agents or brokers, from time to time, in the over-the-counter market at prevailing prices in such market. See "Plan of Distribution."

     UNTIL                , 1997 (40 DAYS AFTER THE DATE OF THE PROSPECTUS) ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES WHETHER OR NOT PARTICIPATING IN TMS DISTRIBUTION MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

     INVESTMENTS IN THE SECURITIES INVOLVE A HIGH DEGREE OF RISK (SEE "RISK FACTORS").
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
 OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is September 16, 1997

                               TABLE OF CONTENTS

AVAILABLE INFORMATION................................................................       2
ADDITIONAL INFORMATION...............................................................       2
PROSPECTUS SUMMARY...................................................................       2
DESCRIPTION OF BUSINESS..............................................................       4
SUMMARY FINANCIAL INFORMATION........................................................       8
HIGH RISK FACTORS....................................................................       9
COMPETITION..........................................................................       9
DIVIDEND POLICY......................................................................      10
LIMITED EXPERIENCE OF MANAGEMENT.....................................................      10
MARKET FOR COMMON EQUITY AND RELATED MATTERS.........................................      10
RELIANCE ON OFFICERS AND DIRECTORS...................................................      11
INSURANCE -- NONE....................................................................      11
DILUTION.............................................................................      12
CAPITALIZATION.......................................................................      13
MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS.........................................................................      14
BUSINESS.............................................................................      16
MANAGEMENT...........................................................................      17
SECURITY OWNERSHIP OF MANAGEMENT.....................................................      18
USE OF PROCEEDS......................................................................      19
NASDAQ SYMBOL........................................................................      19
SELECTED FINANCIAL INFORMATION.......................................................      19
EXECUTIVE COMPENSATION...............................................................      19
PATENT PROTECTION AND COPYRIGHT OR TRADE MARK........................................      19
STOCK WARRANTS.......................................................................      20
DESCRIPTION OF SECURITIES............................................................      20
  COMMON STOCK.......................................................................      20
  NON-CUMULATIVE VOTING..............................................................      20
REPORTS TO SECURITY HOLDERS..........................................................      21
ELIMINATION OF MONETARY LIABILITY OF OFFICERS AND DIRECTORS..........................      21
SHARES ELIGIBLE FOR FUTURE SALES.....................................................      21
LEGAL PROCEEDINGS....................................................................      22
LEGAL MATTERS........................................................................      22
EXPERTS..............................................................................      22
DIVIDENDS............................................................................      22
TRANSFER AGENT.......................................................................      22
THE OFFERING.........................................................................      22
SELLING SHAREHOLDERS AND SELLING WARRANT HOLDERS.....................................      22
PLAN OF DISTRIBUTION.................................................................      24
DESCRIPTION OF SECURITIES............................................................      25
INDEMNIFICATION OF DIRECTORS AND OFFICERS............................................      25
ADDITIONAL INFORMATION...............................................................      25
CONSOLIDATED FINANCIAL STATEMENTS....................................................      26

                             AVAILABLE INFORMATION

     The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (The "Exchange Act"), and, accordingly, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed with the Commission are available for inspection and copying at the public reference facilities maintained by the Commission at Room 1026, 450 Fifth Street NW, Washington, DC 20549, at the Commission's regional offices located at 7 World Trade Center in New York, New York 10007, at the Klucynski Building, 230 Fourth Dearborn Street, in Chicago, Illinois 60604 and at 5757 Wilshire Boulevard, Los Angeles, California 90024.

     Copies of such material also may be obtained from the Public Reference Section of the Commission, 450 Fifth Street NW, Judiciary Plaza, Washington, DC 20549 at prescribed rates and are also available on the Commission's web site at hTTp:/sec.gov.

                             ADDITIONAL INFORMATION

     The Company has filed a Registration Statement with the Commission under the Securities Act with regard to the Securities offered hereby. The Prospectus does not contain all of the information set forth in the Registration Statement and in the Exhibits and Schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities offered hereby, reference is made to such Registration Statement and the Exhibits and Schedules thereto.

     The Registration Statement and any amendments thereto, including Exhibits filed as a part thereof, are available for inspection and copying as set forth above.

     The Company intends to distribute Annual Reports containing credited financial statements to its Shareholders.

     No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus in connection with the offering made herein and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. The Prospectus does not constitute an offer to sell or a solicitation of an offer to buy by any person in any jurisdiction in which it is unlawful for said person to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, imply that the information contained herein is correct as of any date subsequent to the date hereof.

                               PROSPECTUS SUMMARY

     The following is a selective summary of certain information contained in this Prospectus. This summary is qualified in its entirety by the more detailed information and financial statements (and notes thereto) appearing elsewhere in this Prospectus. Investors should carefully consider information set forth under the heading "High Risk Factors".

                                  THE COMPANY

     Egan Systems, Inc., ("The Company") was organized under the laws of the State of Delaware on March 16, 1987. Its original certificate of incorporation authorized the Company to issue 50,000,000 at a .01 par value. By an amended certificate of Incorporation on August 17, 1987, the number of authorized shares of Common Stock was changed to 10,000,000 shares at .05 par value per share.

     Egan Systems, Inc. has been a reporting company pursuant to the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended, having filed its Form 8 dated April 4, 1987 with the Securities and Exchange Commission and is up to date on all its required filings.

                             ANALYSIS OF CUSTOMERS

     Ninety percent (90%) of the Company's current customers are VARs or Resellers who employ the Company's products to create software programs that are resold to users. A small percentage purchase the Company's products for internal use by their respective organizations, The Company's products are in use all over the world.

                                  COMPETITION

     There are several direct competitors for the Company's COBOL products, including Liant, Micro Focus, AcuCOBOL, Realia and others which are much larger and better funded. There are 75 to 100 companies offering products that may compete with the Company's Year 2000 product and most, if not all, are larger than Egan Systems. The Company expects that competition will increase with the perceived realization of the enormity of the year 2000 problem as that year approaches.

                                    GENERAL

     The Company's principal executive offices are located at 1501 Lincoln Avenue, Holbrook, New York, 11741. It's telephone number is 516-588-8000. The Company was formed for the purpose of establishing a computer system and to make software sales.

     Egan Systems Inc. leases a part of a building at 1501 Lincoln Avenue, in Holbrook, New York, containing approximately 1250 square feet of which approximately 800 square feet are used for executive and clerical office and production and the remaining 450 square feet is used for warehousing, shipping and receiving. The lease requires monthly rent payments of $580.00 and expires on October 31, 1997. The Company also occupies a part of a building at 4904 Waters Edge Drive, in Raleigh, North Carolina containing 2000 square feet used for research and product development. The lease expires on January 31, 2000 and requires annual payments of approximately $35,000. During the year ended December 31, 1996, the Company paid approximately $41,000 for the rental of both these properties.

     The company currently owns all of the common stock of Envyr Corp., a corporation incorporated under the laws of Delaware on January 1987. The Company acquired all the common stock of that Corporation upon the closing of an exchange offer that the Company made to the shareholders of Envry Corporation, pursuant to which the Company exchanges a number of shares of its common stock, par value $.05 per share (the "Common Stock"), for all the shares of the capital stock of such acquired company. Envry Corporation is in the process of being absorbed into the Company. The Company does not engage in any other type of business.

                            DESCRIPTION OF BUSINESS

GENERAL

     Egan Systems, Inc. (The Company) was incorporated under the laws of the State of Delaware on March 16, 1987.

     The Company is engaged in the business of developing, selling and supporting computer software products, particularly products related to the COBOL computer language. The Company's main business has been, and continues to be, the creation and sale of COBOL language dialects that permit programs written in heretofore proprietary versions of COBOL to move (migrate) to inexpensive high performance systems available from a variety of suppliers without the need to rewrite the programs.

     Egan Systems is focused on the substantial opportunities presented by the downsizing or rightsizing of computer systems employing the COBOL computer language. The most widespread of all computer languages for business and commercial use, COBOL still accounts for the majority of new computer programs and is found on millions of systems world wide ranging in size from PCs to mainframes.

     Until the mid 1980's, almost all COBOL programs were written in a version of COBOL unique and proprietary to the computer system it was created to run on. As an example, software created to execute on an IBM mini would only run on an IBM mini, not on an IBM mainframe or much less, a system created by Digital Equipment Company (DEC) or Data General (D.G.). To switch to a different system manufacturer meant the total re-write of all programs and frequently the reconstruction of all data files. With the time required commonly measured in programmer years and skilled programmers commanding wages approaching $100 per hour, the appeal of a re-write was small; however, the economic motivation to migrate from tradition proprietary mini and mainframe computers continues to grow rapidly.

     Currently available PCs, micro and super micro computers, workstations and networks have become vastly less expensive to acquire and maintain while offering higher (frequently much higher) performance. Available from numerous sources, including the traditional large manufacturers, these systems offer an "open systems" approach. That is to say, they support a series of common operating systems, MS-DOS, UNIX, OS/2 and Novell. Multiple manufacturers providing essentially the same products have resulted in ever faster and less expensive computer hardware systems. For the most part, COBOL programs written in proprietary dialects cannot run on these attractive systems without expensive and time consuming re-write of COBOL Migration Products.

COBOL MIGRATION PRODUCTS

     With the acquisition of Envyr Corp. in 1988, the Company introduced its first software product. This product, a combined hardware and software solution called ICHost, permitted programs written in Data General's proprietary Interactive COBOL to run on inexpensive MS-DOS PCs without any conversion or re-write. A $10,000 PC could and did replace a $250,000 minicomputer. Often, the PC ran substantially faster. Furthermore, the transformation could be achieved in a single day. Over time, ICHost became a software only product, was expanded to the additional open systems operating environments of UNIX and Novell, was enhanced with additional development utilities, enriched with broad selection of additional features and a compiler and debugger, all designed to provide more appeal to the software developer.

UNIQUE CAPABILITY

     The Company's ICHost software, when installed on a single PC running the popular MS-DOS operating system from Microsoft, will permit up to 129 individuals to simultaneously employ programs written in COBOL on inexpensive "dumb" terminals connected to the PC via three wire serial lines. This capability is particularly attractive where small multi-user computer systems are appropriate and simplicity, reliability and the lowest cost are essential.

     In 1992 the Company concluded an arrangement with Data General Corp. ("D.G.") to acquire the Interactive COBOL name, source code development and support rights. In turn, the Company committed to develop a version of ICHost for D.G.'s proprietary AOS/VS operating system and to support D.G.'s open systems product offerings. Under terms of the agreement, in April 1994, D.G. became a distributor of the Company's ICHost product, which was renamed Interactive COBOL 2.

     In the first quarter of 1995, the Company released another COBOL product to address a second heretofore proprietary COBOL opportunity that exists within D.G.'s customer base, specifically a product called VS COBOL with INFOS. Just as the name implies, this language consists of two separate products, VS COBOL, a COBOL language similar to, but different from, Interactive COBOL and an extremely unique data base architecture called INFOS. Both are, as indicated, unique to D.G. minicomputers, frequently large proprietary M.V. systems. There is no easy or reasonable method to migrate programs and data from these systems to any higher performance and/or less expensive environment. The Company provides a software vehicle (called an emulation) whereby programs written in VS COBOL will easily transfer to inexpensive high performance systems available from numerous manufacturers. For the INFOS portion of the conversion, the Company constructs its software to interface with INFOS emulation products which have been announced by two other firms.

     In the market for COBOL languages that are not specific to a particular hardware manufacturer, there are numerous products loosely characterized by being either fast or portable. Portability refers to the ease with which programs written in a particular vendors COBOL can be moved between dissimilar computer systems. Typically, portable COBOLs are slow performers and fast COBOLs are difficult to move. Egan Systems' core COBOL technology is both portable and fast. The Company intends to introduce a broad market version of its Interactive COBOL which will offer a unique combination of speed and mobility.

     In March of 1994, the Company entered into an agreement with Monarch Software, a software firm based in Raleigh, North Carolina. Under terms of the agreement, the Company acquired a five year exclusive license to the source code for an E-mail product called OEO, or Open Electronic Office. This product emulates Data General's popular but proprietary CEO software, but, unlike CEO, will run an open system computers. The rights to any improvements, enhancements and derivative software created by the Company for this source code remain the property of the Company. The Company paid Monarch Software $75,000 for this exclusive license and granted Monarch Software exclusive distribution rights for an equal period.

     On March 9, 1995, the Company sold the rights and license to the OEO product to Transoft Ltd., a U.K. based software firm for $100,000 and additional discounts on the purchase of certain software products from Transoft. The Company has been granted distribution rights to OEO by Transoft.

ANALYSIS OF CUSTOMERS

     The Company has always focused its sales on current or prior users of Data General hardware and software and most particularly on a category of customer known as a reseller or VAR. Resellers create programs which are sold, modified, improved and sold again. In general they purchase multiple copies of COBOL every year and require a level of ongoing support that decreases with time, a consideration of some import given the need to devote valuable programmer skills to new products and features. The Company deals directly with approximately 70 resellers and indirectly through distribution with another 40.

     The Company also engages in the business as a designer and supplier of COBOL language products used by computer programmers to create computer programs or solutions. One particular feature of the Company's current COBOL computer product offering is uniquely suited to adaptation and incorporation into a mechanism to reduce greatly the programmer's labor involved in the year 2000 or millennium solution.

     The Company enjoyed 25% of its sales total in 1995 to and through one company, Gerry Manning & Associates, that functions as a distributor for the Company.

     The Company's software is in use in North and South America, Europe, Africa, Asia and Australia.

     Much of the Company's existing business is with firms which at one time or another enjoyed a relationship with Data General Corp. and employed one or more versions of the Data General's COBOL products. In providing an alternative to D.G.'s proprietary products, the Company was able to gain customers that had been Data General's but also, by the quality of Egan's product offerings, to make D.G. a distributor of one of the Company's products, Interactive COBOL, and in December of 1996 to become an Accredited Service Provider to D.G. for the Company's VX COBOL product. Under terms of this agreement, Data General will in return for a commission, market Egan's VX product and migration skills to a portion of D.G.'s customer base. While no contracts have been awarded under this agreement to date, there are already bids outstanding valued in the hundreds of thousands of dollars.

NEW PRODUCTS

     In 1996 the Company introduced new features into its traditional customer base enhanced versions of its Interactive COBOL (ICOBOL) product, and Open Data Base Convention (ODBC), a new Terminal Emulation Product (ICDGTERM) and a support product called Watch. ODBC allows PC products like Crystal Report and Microsoft ACCESS to read and extract Data contained in ICOBOL's ISAM data files, for the purpose of creating ad hoc reports, etc. ICDGTERM inexpensively allows a PC to emulate a variety of proprietary terminals. WATCH allows supervisory or support individuals to view and even take control of a terminal operated distantly from the viewer for the purpose of instruction or correction. The Company believes that continual product improvement coupled with appropriate accessory products are necessary to retain existing customers and gain new ones.

     In June of 1996, the Company announced and provided preliminary specifications for versions of ICOBOL created to run in native mode on Windows '95 and Window NT. In addition, the Company announced that, with the acquisition and incorporation of technology from Flexus International Corp. of Bangor, PA, user of traditionally character based ICOBOL will be able to create Graphical User Interface (GUI) screens not unlike those common to PC based Windows programs for existing ICOBOL programs. Egan Systems will pay royalties to Flexus for all Flexus screen development and runtime licenses the Company sells. These new products have been available for evaluation by prospective customers since December of 1996 and were released for sale and delivery in late May of 1997.

     The Company has posted a web site at www.icobol.com where existing customers can usefully obtain the latest release of all products for which they are licensed and others interested in the Company can obtain product and pricing information. All the Company's products are copyrighted.

NEW OPPORTUNITIES

     The Company for the last ten years has also been engaged in the development activity related to the business as a designer and supplier of COBOL language products used by computer programmers to create computer programs or solutions. One particular feature of the Company's current COBOL computer product offering uniquely suited to adoption and incorporation into a mechanism to reduce greatly the programmer's labor involved in the year 2000 or millennium solution.

     In response to a 1959 request from the Department of Defense for a common business computer language, in April of 1960 initial specification for a new programming language called COBOL (Common Business Oriented Language) was released and is referred to as COBOL-60. In January of 1963, the American National Standards Institute met to create COBOL standards and in 1968 released ANSI COBOL-68. Subsequently ANSI-74 and ANSI-85 standards were released.

     COBOL was and is the computer language of business and government. It is employed world wide by hundreds of thousands of organizations. According to International Data Corp. there are some 180 billion lines of COBOL code in use. In 1994, 56% of all new multi-user programs were written in COBOL and virtually every mainframe computer in the world employs it. And on New Years Day, the year 2000, it may all well crash.

     The problem occurs because of COBOL's long history. In the 1960's, 70's and 80's computer memory and disk storage was very expensive and limited. Efforts were made, therefore, to minimize the size of computer code wherever possible. On common mechanism employed was to truncate a date descriptor to six characters (mmddyy) instead of the full eight (mmddyyyy). This saved two characters and really was worthwhile, given the frequency with which the date occurs in programs and data of all types. The computer simply assumed the preface 19 in all year descriptions.

     Now move forward to January 1, 2000. The computer's internal clock registers the date change and the computer's software starts another days' work in the year 00. That is, 1900. And therein lies the problem.

     Correcting the problem is superficially simple and straightforward. Locate and change every deficient date descriptor in every line of source code in every COBOL program an organization's computer system(s) employ. Find every instance where a recognized date descriptor modifies or is modified by an unknown date descriptor. Make the changes without damaging the program. Be sure to find and correct every one, because if one is overlooked, the consequences might be very serious. An organization's source code may contain only one or two million lines of code or, as is reported for Lockheed, 150 million lines of code.

     The problem is one of magnitude, compounded by the fact that by definition many, even most, of the programs with the Year 2K problem were written years ago. Their authors have departed and un- or under-documented code was viewed as job security.

     Egan Systems, Inc. has been providing an analysis tool with every copy of its compiler technology shipped since 1991. The Company believes that this tool, in substantially modified form, can provide the user with a mechanism to identify accurately, locate and characterize every deficient date descriptor in a set of source codes, regardless of size. With this information, additional tools can be created to facilitate appropriate modification of the sources on a manual basis and, in some cases, on an automated basis. Additionally, it is possible that certain utilities already possessed by the Company may provide one method to address the need to modify any data fields that require correction.

     Because the Company is skilled in COBOL and possess certain technology that the Company believes will be useful in addressing this very substantial opportunity and because the Company can greatly benefit from the increased sales and recognition such a product family will generate, Egan Systems is devoting substantial resources to the development of the aforementioned tools.

     The Company began shipping its Year 2K tool suite in the third quarter of 1997.

     Various entities report that there are at least 200 companies world wide addressing at least some aspect of the Y2K opportunity, many, if not most of which, are larger than Egan Systems, Inc. Far fewer, however, are engaged in the development and support of the COBOL language.

                         SUMMARY FINANCIAL INFORMATION

     The following summary consolidated financial information concerning the Company has been derived from the financial statements included elsewhere in this Prospectus and should be read in conjunction with such consolidated financial statements and the notes thereto. See "Financial Statements":

                                                      YEAR ENDED DECEMBER 31,
                               ----------------------------------------------------------------------
                                  1992           1993           1994           1995           1996
                               ----------     ----------     ----------     ----------     ----------
STATEMENT OF OPTIONS
Sales........................     772,767        926,236        888,694        770,092        854,791
Gross Profit.................     673,128        841,489        814,162        704,204        778,817
Total Expense................     681,047        704,558        825,901        877,437        838,880
Net Income (loss)............      91,720        213,744         60,058       (107,345)        15,911
Net Income (loss) per
  share......................         .01            .02            .01           (.01)           .00
Weighted Average Shares......  12,781,234     14,533,462     10,431,756     10,168,333     10,185,000
BALANCE SHEET DATA
Working Capital
  (deficiency)...............      (8,996)       (34,006)        14,569        (35,640)        17,845
Total Assets.................     225,829        385,675        683,146        589,612        641,476
Long Term Liabilities........     659,839        619,424             --         75,750             --
Stockholders' Equity.........    (610,743)      (396,999)        74,349        342,004        517,915

     The Company had net income on two of the last three years -- however the Company operated at a cumulative net loss for those three years.

                               HIGH RISK FACTORS

     The Securities offered hereby are highly speculative and involve a high degree of risk. They should be purchased only by persons who can afford to lose their entire investment. Each prospective investor should carefully consider the following risk factors, as well as all of the other information set forth elsewhere in this Prospectus.

(1) RECENTLY COMMENCED BUSINESS OPERATIONS -- INSIGNIFICANT RECORDS OF EARNINGS

     In addition to other information disclosed in this Prospectus, the following Risk Factors should be considered carefully in evaluation the Company and its business before purchasing Shares or exercising Warrants for Shares of the Company's Common Stock offered hereby.

(2) LIMITED OPERATING HISTORY

     The Company was founded on March 16, 1987 as a Delaware Corporation and for the first five years of its existence experienced very substantial losses, totaling almost $2 million. While the Company's performance has improved over the last five years, the initial losses have not been recaptured. The Company has no borrowing agreement with any financial organization and is solely dependent on cash on hand and revenue from ongoing sales to fund its development investments as well as supporting existing sales and future growth activity. Furthermore, the Company typically operates without back orders, shipping most orders on day of receipt. The Company can only broadly estimate sales of both existing and new products, with no real assurance that these estimates will be met. Therefore, the Company has no certitude of ongoing revenue inflow and ability to fund continuing development. An unexpected shortfall in revenue could, given the rather fixed schedule of the Company's operating expenses, result in adverse operating profits and an inability to meet development schedules and anticipated revenues.

(3) The Company has recently increased its engineering staff level and acquired additional equipment and space in anticipation of an as of yet unrealized increase in business activity involving the Company's Y2K and migration products and services. Should these new opportunities fail to materialize, the Company's ongoing profitability will be severely strained. The Company is also challenged quickly and efficiently to integrate both the new personnel and facilities into its ongoing business activity with minimal interruption.

(4) COMPETITION

     The market for the Company's products, both the COBOL language and the Year 2000 Tools and Services is intensely competitive and characterized by rather rapid change. To maintain its business in the computer language area the Company must continue to accommodate new operating environments, such as the latest versions of the popular Microsoft operating systems Windows 95 and NT, but also react to customer demand for additional features, network performance enhancements, development tools and other improvements. The Company's COBOL language is continually being compared by the Company's existing customers to products offered by the Company's language marketplace. Egan Systems directly competes with divisions of or subsidiaries of IBM, Fujitsu, Computer Associates and Digital Equipment Corp. as well as with other much larger companies whose sole or principal business is the COBOL language such as Micro Focus, ACCUCOBOL and Ryan-McFarlan. There is no guarantee that the Company can continue to compete successfully in this market, given the resources available to its competition. Additionally, the COBOL language itself is considered out of date by proponents of 4GL or fourth generation languages, the most notable of which is Oracle, with products from other companies such as Informix and Sybase enjoying growing success.

(5) The Company's existing customers are primarily resellers, companies that purchase quantities of licenses every year. They continue to purchase Egan's COBOL products rather than another for reasons of compatibility, performance and/or cost. None of these reasons is sufficient to guarantee a continued relationship and, indeed, most of the Company's customers could decide to move to a different manufacturer or of COBOL without excessive effort. There is no assurance that this will not occur, regardless of the Company's efforts to retain their business. In similar fashion, the unique attributes of the Company's products make it difficult to replace other suppliers products with its own, so recovering from the loss of a customer by acquiring a new one has not been easy for the Company.

(6) The Company is one of over 200 firms offering products created to address the year 2000 or Millennium problem. Well over 95% of these competing firms are larger than Egan Systems and almost all have greater market recognition. The Company is competing with firms as large as IBM, Computer Associates, Computer Horizons, Keane Associates, Viasoft etc., etc. In this market, as in most involving computer software, change is constant and even well established companies can find themselves failing behind the technology. There can be no assurance that the Company's new products are appropriately evolving or will remain so. Furthermore, competing with companies so large and so numerous will be very difficult no matter how attractive the Company's offerings become.

(7) LIMITED EXPERIENCE OF MANAGEMENT

     The Company's management has never been fully responsible for all aspects of Company management prior to the founding of Egan Systems. There can be no assurance that should the Company become larger or more successful, existing management will be equal to the task. The principal officers of the Company have had only limited prior experience in business as a designer and supplier of COBOL language products used by computer programs or solutions.

(8) PRODUCT CONCENTRATION

     All of the Company's products are involved or work with the COBOL computer language. This concentration in one narrow market greatly increases the risk the Company faces that a shift away from this COBOL language will effectively reduce or remove entirely the Company's only current sources of revenue. While the Company believes this unlikely, the success of Companies offering 4GL alternatives to COBOL and other so called 3rd generation languages is quite real.

(9) DIVIDEND POLICY

     The Company has never paid any cash dividend on its capital stock. It is the Company's current policy to retain any earnings it achieves to finance the growth and development of its business. Any payments of cash dividend in the future will depend upon the financial condition, capital requirements and earnings of the Company as well as upon such other factors as the Board of Directors may deem relevant.

(10) MARKET FOR COMMON EQUITY AND RELATED MATTERS

     The table below sets forth the high and low closing bid prices of the Company's Common Stock for the last two calendar years. Since the shares are not listed on NASDAQ, but on the Eastern Regional "Pink

Sheets" and on the NASDAQ Electronic Bulletin Board (Symbol EGNS), the Company can only supply a general estimate of the price range of its shares on a quarterly basis.

                                                                          BID PRICES
                                                                         -------------
                                 CALENDAR YEAR                           HIGH     LOW
        ---------------------------------------------------------------  ----     ----
        1996
        First Quarter..................................................  $.44     $.16
        Second Quarter.................................................  $.38     $.25
        Third Quarter..................................................  $.38     $.28
        Fourth Quarter.................................................  $.38     $.25

        1995
        First Quarter..................................................  $.31     $.06
        Second Quarter.................................................  $.22     $.06
        Third Quarter..................................................  $.25     $.03
        Fourth Quarter.................................................  $.17     $.03

     On September 1997 the high bid and asked quotation for the Company Common
Stock were        and        per share, respectively.

(11) COMPETITION

     There are several direct competitors for the Company's COBOL products, including Liant, Micro Focus, AcuCOBOL, Realia and others which are much larger and better funded. There are 75 to 100 companies offering products that may compete with the Company's Year 2000 product and most, if not all, are larger than Egan systems. The Company expects that competition will increase with the perceived realization of the enormity of the year 2000 problem as that year approaches.

(12) RELIANCE UPON OFFICERS AND DIRECTORS

     The Company is wholly dependent, at present, upon Edward J. Egan, a Director, its Chairman, President, Chief Executive Officer and Treasurer and upon Ralph Jordan, a Director, and the President of the Company's wholly owned subsidiary, Envyr Corporation. None of these persons is covered by key person life insurance. Some management personnel are relatively new to the Company, and the Company's success in the future will depend in part on successful assimilation of new management personnel. In addition, the Company's future success will depend in part upon its ability to attract and retain other highly qualified personnel. The Company competes for such personnel with other companies, academic institutions, government entities and other far better kindred organizations. There can be no assurance that the Company will be successful in hiring or retaining qualified personnel. The loss of key personnel or inability to hire and retain qualified personnel could have a substantial adverse effect on the Company's business and results of operations. The Company is presently negotiating to hire an additional executive officer. See
"Business -- Recent Developments" and "Management Directors and Executive Officers".

     The Company's current Directors and Officers and their affiliates beneficiary own approximately 18% of the Company's issued and outstanding Common Stock. As a result of their Common Stock ownership, the Company's current Directors, Officers and their affiliates will have significant influence over all matters requiring approval by the Company's Stockholders, including the election of Directors. Through any Directors whom they nominate and elect, they may have the ability to direct policy and influence the Company's day-to-day operations. See "Principal Shareholders, Management" and "Selling Shareholders."

(13) INSURANCE

     Due to the high cost of insurance, the Company does not carry any insurance policies, other than for property damage and general liability.

                                    DILUTION

     As of June 30, 1997, there were outstanding (a) employee stock Warrants to purchase 1,820,000 shares of Common Stock and (b) Warrants to others to purchase 6,860,000 shares of Common Stock. See "Business", "Recent Development", and "Management".

     Any exercise of Warrants will usually take place at a time when the Company would be able, in all likelihood, to obtain funds from the private sale of the Company's Common Stock at prices higher than the exercise prices of the Warrants. As a result, investors in the securities offered by the Shareholders and Warrant holders hereby incur substantial dilution of their investments as the issuance of such a significant number of additional securities, or even the possibility thereof, may depress the price of such securities.

                                 CAPITALIZATION

     The following is the capitalization of the Company as of December 31, 1996.

                                                                                      AMOUNT TO BE
                                                   AMOUNT         AMOUNT            OUTSTANDING UPON
                TITLE OF CLASS                   AUTHORIZED     OUTSTANDING     EXERCISE OF ALL WARRANTS
-----------------------------------------------  ----------     -----------     ------------------------
Common Stock $.05 par value....................  30,000,000      12,827,000            21,950,000

REDEEMABLE COMMON

     Stock Purchase Warrants: As of December 21, 1996 the Company issued 6,860,000 Shares of its Common Stock to convertible note holders who had exercised 6,860,000 Warrants to acquire such Shares of the Company's Common Stock in full payment and cancellation of their convertible promissory notes.

     In March 1997 a Warrant to purchase 200,000 Shares of the Company's restricted Common Stock was granted in connection with the outstanding convertible note in the amount of $50,000, including accrued interest, which convertible note was exercised at $.25 per Share.

     In July of 1997, the balance of the Company's long term debt of $85,663, including accrued interest, owed to a note holder was converted into 342,652 Shares of the Company's Common Stock and these Shares were issued.

     The Company believes that as of December 31, 1996, there were 82 Shareholders of record of the Company's Common Stock.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

NET SALES

     For the years ended December 31, 1996 and 1995, revenue totaled approximately $855,000 and $770,000, respectively. Sales have increased approximately 11% as a result of the sales increase related to the release of the Company's updated COBOL 2.1 software.

     The Company has recently signed a new marketing agreement with Data General Corp whereby Egan Systems, Inc. has become an Accredited Service Provider. Under this agreement, Data General Corp. will, for a commission, market certain Egan Systems, Inc. products and skills to a portion of the Data General Corp.'s customer base. The Company is optimistic that this agreement will provide a substantial new revenue source for at least the next fiscal year.

     Management remains optimistic that the Company will remain profitable in 1997. The Company's products traditionally offer relatively high gross margins. The Company has a number of additional promising software products in its development pipeline which it expects to release in the near future and which the Company expects will contribute substantially to sales. However, the Company is quite small and remains subject to technological obsolescence and competitive market conditions.

COST AND EXPENSES

     Cost of goods sold for the years ended December 31, 1996 and 1995 were approximately $76,000 and $66,000, respectively, and gross profit percent was approximately 91%.

     Research and development costs were approximately $348,000 and $421,000 for the year ended December 31, 1996 and 1995, respectively. The Company continues to expend significant amounts of its funds developing new software and to remain competitive in its specific field of expertise. The decline is due to the Company capitalizing approximately $40,000 more computer software development costs in 1996 than in 1995 related to new Company products which have achieved technological feasibility in 1996.

     Selling, shipping and general and administrative expenses (SG&A) for the years ended December 31, 1996 and 1995 were approximately $535,000 and $651,000, respectively. SG&A costs, net of research and development costs, was approximately $187,000 and $220,000 for the years ended December 31, 1996 and 1995, respectively. Accordingly, the capitalization of computer software development costs for the years ended December 31, 1996 and 1995 reduced SG&A expenses by approximately $348,000 and $421,000, respectively. The decrease in SG&A costs was attributed primarily to a reduction in payroll in 1996 of approximately $56,000.

INTEREST EXPENSE

     Interest expense for the years ended December 31, 1996 and 1995 was approximately $10,000 and $14,000, respectively.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense for the nine months ended September 30, 1996 and 1995 was approximately $161,000 and $114,000, respectively. The increase is substantially attributed to the increase in amortization of capitalized software costs of $48,000.

LIQUIDITY

     As of December 31, 1996, the Company's net cash provided by operations was approximately $134,000 and is substantially attributed to the net income of $16,000, depreciation and amortization of $218,000 and the reduction in payroll tax liabilities of $98,000 as compared to the balance at December 31, 1995. Payroll tax liabilities were reduced by utilizing the proceeds from the sale of Common Stock Warrants for $160,000.

     Net cash used in investing activities declined during the year ended December 31, 1996 by approximately $265,000. The decrease is attributed to the purchase of computer software and hardware equipment of approximately $25,000 to support the Company's ongoing research and development activities and to the capitalization of computer software development costs of approximately $240,000.

     Net cash provided by financing activities increased by approximately $160,000 as a result of the sale of Common Stock Warrants for $160,000.

     Management believes that the Company has obtained sufficient cash resources to meet its expected needs in the present fiscal year. Management does anticipate a large capital expenditure in the current year related to the Company's attempt to develop a product for the "Millennium 2000" year problem. At present, the Company does to maintain a line of credit facility with a lending institution.

INFLATION AND SEASONALITY

     The Company does not anticipate that inflation will significantly impact its business. The Company does not believe its business is subject to fluctuations due to seasonality.

CAPITAL RESOURCES

     During the six months ending June 30, 1997, the Company expects $15,000 in professional fees, including legal and accounting services which have already been rendered.

     The Company believes it has sufficient funds to accomplish its immediate objectives.

     The Company has no present commitments and does not anticipate any need to require additional capital resources.

RESULTS OF OPERATIONS

     During the six months ending December 31, 1996, the Company continued to establish its business purpose and to develop its plan of operation.

                                    BUSINESS

COMPANY HISTORY

     The Company was organized under the laws of the State of Delaware on March 16, 1987.

     The Company is engaged in the business of developing, selling and supporting computer software products, particularly products related to the COBOL computer language. The Company's main business has been and continues to be the creation and sale of COBOL language dialects that permit programs written in heretofore proprietary versions of COBOL to move (migrate) to inexpensive high performance systems available from a variety of suppliers without the need to rewrite the programs.

     Much of the Company's existing business is with firms who at one time or another enjoyed a relationship with Data General Corp. ("D.G.") and employed one or more versions of D.G.'s customers that had been D.G.'s but also, by the quality of Egan's product offerings, to make D.G. both a distributor of one of the Company's products, Interactive COBOL, and in December of 1996 to become an Accredited Service Provider to D.G. for the Company's VX COBOL product. Under terms of this agreement, D.G. will, in return for a commission, market Egan's VX product and migration skills to a portion of D.G.'s customer base. While no contracts have been awarded under this agreement yet, there are already bids outstanding, valued in the hundreds of thousands of dollars.

                                   MANAGEMENT

OFFICERS AND DIRECTORS

     The Executive Officers and Directors of the Company are as follows.

                   NAME                     AGE                      POSITION
------------------------------------------  ---     ------------------------------------------
Edward J. Egan............................  57      Director, Chairman, President, Chief
                                                    Executive Officer, and Treasurer
Ralph Jordan..............................  45      Director, President of Envyr Corp.
                                                    Subsidiary
Barbara Jean Schultz......................  46      Director and Secretary
Jack Laskin...............................  70      Director

     Edward J. Egan has been a Director, Chairman of the Board, President, Chief Executive Officer and Treasurer of the Company since March 10, 1987. From 1983 through December 1986, Mr. Egan had been Executive Vice President of Diplomat System Corp. Prior to that Mr. Egan had been Sales and Marketing Manager for Computer Products at Schweber Electronics Corp., Westbury, New York.

     Barbara Jean Schultz has been a Director, Corporate Secretary of the Company since March 10, 1987. Prior to that time Ms. Schultz had been Officer and Product Manager of Diplomat Systems from 1983 through 1986 and a Product Manager and Assistant Product Manager at Schweber Electronics.

     Ralph Jordan became a Director of the Company when the Company acquired Envyr Corp., of which Company Mr. Jordan was President, in December 1987. Mr. Jordan left Data General Corp. where he had headed its Languages Department in November of 1986 to found Envyr Corp. Mr. Jordan is still President of the Company's Envyr subsidiary, which is in the process of being absorbed into the Company.

     Jack Larkin has been a Director of the Company since its inception in March of 1987. Prior to his retirement in 1986, Mr. Larkin was President of Diplomat Electronics Corp., from 1983 through 1986 and Vice President of Marketing at Schweber Electronics until 1983.

     Each Director is elected by the Stockholders at the Annual Meeting of Shareholders and holds office until the next Annual Meeting of Shareholders.

                       SECURITY OWNERSHIPS OF MANAGEMENT

     The following table sets forth certain information as of September 9, 1997 with respect to Shares of Common Stock and Warrants of the Company beneficially owned by each Director of the Company, each Executive Officer of the Company and by all Directors and Officers as a group.

                                                       AMOUNT AND PERCENT OF        PERCENT OR
                                                      BENEFICIAL OWNERSHIP OF          CLASS
                  NAME AND ADDRESS                    ------------------------     -------------
            OF BENEFICIAL OWNER(1)(2)(3)              COMMON STOCK     WARRANTS          %
----------------------------------------------------  ------------     -------     -------------
Edward J. Egan......................................  1,600,000        0
  Director, Chairman of the Board,                    12.7%            0%          12.7%
  President, Chief Executive
  Officer and Treasurer
  ###-##-####
Ralph Jordan........................................  90,000           400,000
  Director and President                              Less than 1%     2.8%        Less than 1%
  Envyr Corporation
  ###-##-####
Barbara Jean Schultz................................  0                200,000
  Director and Secretary                              0%               1.4%        0%
  ###-##-####
Jack Larkin.........................................  400,000          400,000
  Director                                            2.6%             2.8%        2.6%
  ###-##-####

---------------
(1) Unless otherwise noted, the addresses of all persons listed above are in care of the Company.

(2) Each of the persons named in the above table disclaims beneficial ownership of the Shares of the Company's Common Stock and the Warrants owned by such person's spouse or by his or her children.

(3) Includes new Warrants currently exercisable at $.25 per Share, expiring on December 31, 1999.

     Each exercisable Warrant entitles the Warrant Holder, on exercise and payment of the exercise price to the Company, to receive one Share of the Company's restricted Common Stock. These Warrants all expire on December 31, 1999.

     A currently exercisable Warrant is one which is exercisable within 60 days from the date hereof.

     The percentage calculation for each of the above named persons is based upon 12,827,560 authorized Shares of the Company's Common Stock outstanding on December 31, 1996, plus the number of the Shares of the Common Stock of the Company's currently issuable upon exercise of the Warrants held by the above named persons.

     The offering price of each of the herein offered Warrants is $.375 per Warrant entitling each of these 13 Warrant Holders, upon exercise and payment of the exercise price to the Company, to one Share of the Company's Common Stock, per Exercised Warrant.

     The Company will not receive any of the proceeds of this Offering, unless the Warrant Holders exercise their Warrants, in which case the Company will receive $562,500, which represents the exercise price of the 1,500,000 Warrants.

     The number of the Shares of the Company's Common Stock issued and outstanding will not change as a result of this Offering unless the Warrants are exercised. The number of Shares of the Company's Common Stock presently issued and outstanding is 12,827,500 Shares of its Common Stock. After exercise of the 1,500,000 Warrants covered by the Offering, the number of the Company's issued and outstanding Shares of Common Stock will raise the total number of issued and outstanding Shares to 14,327,500, a dilution of 13.8%.

                                USE OF PROCEEDS

     The Company will not realize any of the proceeds of their Offering. From the proceeds which the Company may receive from the exercise of the Warrants covered by this Registration Statement, the Company will use such proceeds to fund additional development and marketing of the Company's products. Respecting the ultimate proceeds of any exercise of any of these Warrants, the Company will make temporary investments of any of such proceeds in interest bearing savings accounts, certificates of deposit, United States Government obligations or in money Market certificates. United States Government obligations are not necessarily those backed by the full, faith and credit of the United States Government. Company policy does not require temporary investments to be investment grade as determined by a nationally recognized statistical rating organization nor does it require that such investments have any additional safety features such as insurance.

                                 NASDAQ SYMBOL

     The Company's Common stock is quoted on the NASDAQ Electronic Bulletin Board stock symbol EGNS.

                         SELECTED FINANCIAL INFORMATION

     In the past, the Company has been dependent for the financing of its working capital requirements on private sales of its securities to individual investors and groups of investors and loans from Officers and Shareholders of the Company.

     If the Company needs working capital and is unable to meet its working capital requirements by generating sufficient income from its operations and is unable to raise sufficient capital to meet such requirements in a public registered offering, the Company may be required to meet its working capital needs through further private sales of its Securities which would, of course, cause further dilution in the interest of its present Shareholders.

     As of December 31, 1996 the Company had raised approximately $1,035,000 in private placements of its Securities. Some of these investors received 5,980,900 Warrants for an aggregate sum of $160,000. None of these Warrants had been exercised by December 31, 1996. See "Business -- Recent Developments" and "Certain Transactions."

                             EXECUTIVE COMPENSATION

     The Company, pursuant to oral agreements, has agreed to pay its Chairman of the Board, President and Treasurer and its Secretary, each of whom is also a Director of the Company. The Company has no written employment agreements.

     Compensation of Edward J. Egan and Barbara Jean Schultz for the year ended December 31, 1996 amounted to approximately $90,000 and $41,000, respectively. No other member of Management received any compensation from the Company.

                        PATENT PROTECTION AND COPYRIGHT

     The Company believes that a patent or a copyright or trade mark may offer some competitive advantage, but there can be no assurance that any patent, copyright, or trade mark issued or in process will not be circumvented or invalidated. The Company also intends to rely on trade secrets and propriety know-how to maintain and develop its commercial business. See
"Business -- Patents and propriety Technology."

                                 STOCK WARRANTS

     As of December 31, 1996 the Company has granted to the long-term debt holders, Warrants to purchase a total of 1,400,000 Shares of the Company's Common Stock at $.375 per Share. As of June 30, 1997, Warrants to purchase 700,000 Shares of the Company's Common Stock have been exercised, leaving a balance of 700,000 Warrants to purchase Shares of the Company's Common Stock unexercised.

     Pursuant to separate Stock Warrants, the Company has granted to six employees and one Director, Warrants to purchase a total of 1,820,000 Shares of the Company's Common Stock at $.25 per Share. Such Warrants expire on December 27, 1999. As of December 31, 1996, none of these Warrants has been exercised.

     At December 31, 1996 the Company had outstanding Stock Warrants to four third parties giving them the rights to purchase 2,445,000 Shares of the Company's Common Stock at Warrant exercise prices ranging from $.375 to $.50 per Share of Common Stock. As of June 30, 1997, Warrants to purchase 240,000 Shares of the Company's Common Stock at $.375 per share have been exercised. The outstanding Warrants expire at various dates from March 31, 1999 to May 1, 2001. As of December 31, 1996, no other Warrants have been exercised. In 1996, the Company sold Stock Warrants to certain Shareholders for $160,000. These Stock Warrants allow the holders to purchase 4,000,000 Shares of the Company's Common Stock at $.25 cents per Share. These Warrants expire in September 30, 1999. As of December 31, 1996, none of these Warrants have been exercised.

     In July of 1997, the balance of the Company's long-term indebtedness of $85,663. including all accrued interest owed to a note holder, was converted into 342,652 Shares of the Company's Common Stock and these Shares were issued.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

     The authorized capital stock of the Company consists of 30,000,000 Shares of Common Stock, par value $.05 per Share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; and (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable thereto. All Shares of Common Stock now outstanding are fully paid for and non-assessable and all Shares of Common Stock. which are the subject of this Offering, when issued, will be fully paid for and non-assessable.

     The holders of Shares of Common Stock of the Company are entitled to one vote per Share for each Share held by them and do not have cumulative voting rights. Holders of record of Shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of legally available funds. Upon any liquidation, dissolution or winding up of the Company, holders of Shares of Common Stock are entitled to share pro rata in any distribution to the Shareholders. There are no preemptive or conversion rights and no provisions for redemption, purchase, cancellation, surrender or mixing or purchase fends. All of the issued and outstanding Shares of Common Stock of the Company are fully paid and non-assessable and duly authorized.

                             NON-CUMULATIVE VOTING

     The holders of Shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of Directors, can elect all of the Directors to be elected, if they so choose. In such event the holders of the remaining Shares will not be able to elect any of the Company's Directors.

                          REPORTS TO SECURITY HOLDERS

     The Company intends to send to its Shareholders, copies of its Annual Report on Form 10KSB, which report contains audited financial statements but does not intend to send its interim quarterly reports to its Security Holders. Upon Request, the Company will provide copies to its Shareholders of its Quarterly Reports filed on Form 10Q-SB with the Securities and Exchange Commission. There were no matters submitted to a vote of Shareholders through the solicitation of proxies or otherwise during the calendar year 1996.

ELIMINATION OF MONETARY LIABILITY FOR OFFICERS AND DIRECTORS

     The Company's Certificate of Incorporation also incorporates certain provisions permitted under the General Corporation Law of Delaware relating to the liability of Directors. The provisions eliminate a Director's liability for monetary damages for a breach of a fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as a breach of a Director's duty of loyalty or acts of omissions which involve intentional misconduct or a summary violation of law. These provision do not eliminate a Director's duty of care nor do they prevent recourse against Directors through equitable remedies such as injunctive relief. Moreover, the provisions do not apply to claims against a Director for violations of certain laws, including Federal Securities Laws.

     Respecting indemnification of Officers and Directors, as permitted by the Delaware General Corporation Law, the Company shall, to the fullest extent permitted by the Delaware General Corporation Law, as the same shall be added and supplemented, indemnify and hold harmless any and all persons whom it shall have power to indemnify under such Section from and against any and all of the expenses, liabilities or other matters referred to in or covered by such Section, and the indemnification provided for therein shall not be deemed exclusive of any other right, to which any persons may be entitled under any By-Law, Resolution of Shareholders, Resolution of Directors, agreement or otherwise, as permitted by said Articles, as to action in any capacity in which he or she served at the request of the Company. These provisions may have the practical effect in certain cases of eliminating the ability of Shareholders to collect monetary damages from Directors. The Company believes that these provisions will assist the Company in attracting or retaining qualified individuals to serve as Directors. Insofar as indemnification for liabilities under the Securities Act may be permitted pursuant to the above-described provisions or otherwise to Directors, Officers and Controlling Persons of the Company, the Company has been advised that, in the opinion of the SEC, that indemnification is against public policy expressed in the Securities Act, and is therefore unenforceable.

                        SHARES ELIGIBLE FOR FUTURE SALES

     In addition to the 1,500,000 Shares of Common Stock issued upon exercise of the 1,500,000 Warrants covered by this Prospectus, an aggregate of an additional 1,820,000 Shares issuable on exercise of a comparable number of Warrants issued to certain Employees and Directors, exercised at .25 cents per Share and an aggregate of approximately 5,360,000 Shares of Common Stock issued in private placements, or issuable upon conversion of loans or upon exercise of Stock Warrants, are "Restricted Securities", as those terms are defined under Rule 144, promulgated under the Securities Act of 1933, as amended. In general, under Rule 133, as currently in effect, subject to the satisfaction of certain other conditions of Rule 133, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has beneficially owned "Restricted Securities" of the Company for at least two years is entitled to sell, within any three month period, a number of Shares that does not exceed the greater of 1% of the total number of issued and outstanding Shares of the same class or, if the Common Stock is quoted on NASDAQ, the average weekly volume of trading during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least three months immediately preceding the sale and who has beneficially owned Restricted Shares of Common Stock for at least two years is entitled to sell all his personally owned Shares under Rule 144, without regard to any of the limitations described above. As noted above, 1,500,000 Shares of Common Stock are included in this Prospectus, as well as 1,500,000 Warrants to acquire, upon exercise and payment to the Company of the Exercise Price, 1,500,000 Shares of the Company's Common Stock. The

Warrant Holders who own these 1,500,000 Warrants may exercise their Warrants and acquire the 1,500,000 Shares of Common Stock or they may sell their respectively held and owned Warrants.

                               LEGAL PROCEEDINGS

     There are no pending legal proceedings pending against the Company.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby, as well as other legal matters, will be passed upon by James C. Sargent, Esq., General Counsel of Egan Systems, Inc. 90 Broad Street, New York, New York 10004.

                                    EXPERTS

     The consolidated financial statements for the years ended as of December 31, 1996 and 1995, included in this Registration Statement, of which this Prospectus is a part, have been so included in reliance on the report of Patrusky, Mintz & Semel, Independent Accountants, given on the authority of said Firm, as experts, in auditing and accounting.

                                   DIVIDENDS

     The payment by the Company of dividends, if any, in the future rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company does not contemplate or anticipate paying any dividends on its Common Stock in the foreseeable future.

                                 TRANSFER AGENT

     The transfer agent for the Common Stock and Warrants of the Company is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                SELLING SHAREHOLDERS AND SELLING WARRANT HOLDERS

THE OFFERING

     An aggregate of up to 1,500,000 Shares of the Company's Common Stock, par value $.05 cents per share, may be offered by Warrant Holders who had previously been granted registration rights by the Company and who, upon exercise of their respective Warrants and the payment to the Company of the Warrant exercise prices, will be entitled to receive the 1,500,000 Shares of the Company's Common Stock offered herein by this Prospectus.

     The following table sets forth certain information with respect to thirteen persons or entities for whom the Company is registering for resale to the public, either the Shares of the Company's Common Stock acquired by the exercise of the 1,500,000 Warrants and the 1,500,000 Warrants which such persons or entities own.

     The following table reflects such person's or entities' ownership as of July 1, 1997. The exercise price of the Warrants is $.375 per Share of Common Stock. The Company could receive $562,500, if and when all these Warrants are exercised, but the Company will not receive any additional funds from the sale of the Common Stock or from the sales of the Warrants unless the Warrants are exercised.

                                           AMOUNT AND
                                           NATURE OF                                NUMBER TO BE
                                           BENEFICIAL                   MAXIMUM       OWNED IF     PERCENT OF
                                          OWNERSHIP OF    PERCENT OF   NUMBER TO     MAXIMUM IS      CLASS
      NAME OF WARRANT HOLDERS(1)         WARRANTS(2)(3)    CLASS(2)    BE SOLD(4)       SOLD       AFTER SALE
---------------------------------------  --------------   ----------   ----------   ------------   ----------
Hugh O'Neill...........................       100,000        *            100,000        -0-           -0-
3550 Lander Road
Cleveland, OH 44123
Tax ID ###-##-####

Vijay Khanchandam &....................       200,000       1.6  %        200,000        -0-           -0-
Manjeeta Khanchandani JT7EN
6 Cummings Road
Monmouth Junction, NJ 08852
Tax ID ###-##-#### ###-##-####
Alvin Katz.............................       100,000        *            100,000        -0-           -0-
19674 Waters End Dr # 1003
Boca Raton FL 33434
Tax ID ###-##-####

Lawrence 0. Harjehausen Ttee...........       100,000        *            100,000        -0-           -0-
U/A Dated 7/19/89
Lawrence 0 Harjehausen
Revocable Trust
9798 Dogwood Ave
Palm Beach Gardens, FL 33410
Tax ID ###-##-####

Bruce C. Barber........................       100,000        *            100,000        -0-           -0-
6525 Windsor Dr
Parkland, FL 33067
Tax ID ###-##-####

Steven N. Bronson......................       100,000        *            100,000        -0-           -0-
2101 W Commercial Blvd #1500
Fort Lauderdale, FL 33309

Eric R. Elliot.........................       100,000        *            100,000        -0-           -0-
3101 W Commercial Blvd #1500
Ft. Lauderdale, FL 33309
Tax ID ###-##-####

George C. Barber.......................       100,000        *            100,000        -0-           -0-
2808 Beach Drive
Tampa, FL 33629
Tax ID ###-##-####

J. Billet B V..........................       200,000       1.6  %        200,000        -0-           -0-
Wassenaarseweg 141
2596 CP Den Haag
The Netherlands
Tax ID ###-##-#### -- Holland

The Mark Vanlandingham &...............       100,000        *            100,000        -0-           -0-
Sheryl M. Vanlandingham
Revocable Trust
29 Delamesa East
Irvine, CA 92720
Tax ID ###-##-#### ###-##-####

Vansan Corporation.....................       100,000        *            100,000        -0-           -0-
16735 East Johnson Dr
Industry, CA 91745
Tax ID 95-269-4885

                                           AMOUNT AND
                                           NATURE OF                                NUMBER TO BE
                                           BENEFICIAL                   MAXIMUM       OWNED IF     PERCENT OF
                                          OWNERSHIP OF    PERCENT OF   NUMBER TO     MAXIMUM IS      CLASS
      NAME OF WARRANT HOLDERS(1)         WARRANTS(2)(3)    CLASS(2)    BE SOLD(4)       SOLD       AFTER SALE
---------------------------------------     -------          ----       -------         ---           ---
The Stockton-Fasel Trust...............       100,000        *            100,000        -0-           -0-
1337 Bellwood CT
Los Altos, CA 94024
Tax ID 545-6-8436

Ericson Manufacturing, Inc.............       100,000        *            100,000        -0-           -0-
P.O. Box 890
Willoughby, OH 44044
Tax ID 34-068-0690

     Total.............................     1,500,000                   1,500,000

None of the above named persons has had any relationship with the registrant or any of its predecessors or affiliates at any time in the past.
---------------
Footnotes

 *  Represents less than one percent.

(1) Represents number of Warrants of the Company's Common Stock beneficially owned by such person.

(2) All Warrants currently exercisable and "Percent of Class" treats as outstanding Shares issuable upon exercise of the Warrants.

(3) These Warrants were obtained from the Company in a May, 1994 private placement.

(4) These Warrants are part of an aggregate of 1,500,000 Shares of Common Stock purchased from the Company at $.25 per Share in a 1994 private placement.

                              PLAN OF DISTRIBUTION

     The Selling Warrant Holders may exercise their respective Warrants by paying the Company the exercise price of their personally owned Warrants and thus acquire the 1,500,000 Shares of the Company's Common Stock and then sell such Shares pursuant to this Prospectus to the public.

     The Selling Warrant Holders or the Selling Shareholders (the "Securities"), being offered hereby: (i) through dealers or in ordinary brokers' transactions, in the over-the-counter market or otherwise; (ii) at the market or through marketmakers or into an existing market for the securities; or (iii) in other ways not involving marketmakers or established trading markets, including direct sales to purchasers or effective through agents, or (iv) in combinations of any of such methods of sale. The Securities will be sold at market prices prevailing at the time of sale or at negotiated prices.

     If a dealer is utilized in the sale of the Securities in respect of which the Prospectus is delivered, the Selling Security Holders will sell such Securities to the dealer, as principal. The dealer may then resell such Securities to the public at varying prices to be determined by such dealer at the time of resale.

     Sales of Securities "at the market" and not at a final price, which are made into an existing market for the Securities, will be made by the Selling Security Holders to or through a marketmaker, acting as principal or as agent. Other sales may be made, directly or through an agent, to purchasers outside existing trading markets. A selling broker may act as agent or may acquire the Securities or interests therein as principal or pledgee and may, from time to time, effect distributions of such Securities and interests.

     The Securities offered hereby are eligible for sale only in certain states, and, in some of those states, may be offered or sold only to "institutional investors", as defined under applicable state securities law. No sales or distributions, other than as described herein, may be effected after this Prospectus shall have been appropriately amended or supplemented.

                           DESCRIPTION OF SECURITIES

     The Company's Certificate of Incorporation and By-Laws authorize 30,000,000 Shares of Common Stock, par value $.05 per Share, of which 12,827,510 Shares were issued and outstanding as of December 31, 1996.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The By-Laws of the Company provide for indemnification of Directors and Officers. A Section of the Delaware Revised Statutes contains provisions entitling Directors and Officers of the Company to indemnification from judgments, fines, amounts paid in settlement and reasonable expenses, including attorney's fees, as the result of an action or proceeding in which they may be involved by reason of being or having been a Director or Officer of the Company, provided said Officer or Director acted in good faith.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to Directors, Officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of the Registrant in the successful defense of any action, suit or proceeding) is assessed by such Director, Officer or Controlling Person in connection with the Securities being registered, the Registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue by that court.

                              FURTHER INFORMATION

     The Company has filed a Registration Statement with the Securities and Exchange Commission (the "Commission"), 450 Fifth Street, N.W., Washington, D.C. 20549, on Form SB-1 under that Act with respect to the Securities offered hereby. This Prospectus, as permitted by the Rules and Regulations of the Commission omits certain information contained in the Registration Statement. For further information, reference is made to the Registration Statement and to the Exhibits filed therewith. Statements contained in this Prospectus, as to the contents of any contract or other documents referred to, are not necessarily complete and such contract or statement needs to be qualified in all respects by the provisions of the Exhibits. The Registration Statement may be inspected, without charge, by anyone at the Commission, and copies of all or any part thereof may be obtained from the Commission's principal office, in Washington, D.C., upon payment of the Commission's charge for copying.

                       CONSOLIDATED FINANCIAL STATEMENTS
                       (Attached and made a part hereof)

              As of and for the year ended December 31, 1996 -- 10-KSB As of and for the three months ended March 31, 1997 -- 10-QSB
           As of and for the six months ended June 30, 1997 -- 10-QSB

                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                                 FORM 10-KSB
                                 -----------
                        ANNUAL OR TRANSITIONAL REPORT

   (Mark One)
(X)             ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE
                     SECURITIES AND EXCHANGE ACT OF 1934
                 For the fiscal year ended December 31, 1996
                                     OR
( )           TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE
                     SECURITIES AND EXCHANGE ACT OF 1934

                      COMMISSION FILE NUMBER 2-95836-NY

                             EGAN SYSTEMS, INC.
           (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            --------------------

         DELAWARE                                          13-3250816
         --------                                          ----------
(State or other jurisdiction of                (IRS Employer Identification No.)
 incorporation or organization)

1501 LINCOLN AVENUE,HOLBROOK,NY                              11741
-------------------------------                              -----
(Address of principal executive offices)                   (Zip Code)


         Registrant's telephone number,including area code: (516) 588-8000

                              --------------------

    SECURITIES REGISTERED UNDER SECTION 12(b) OF THE EXCHANGE ACT:  NONE

    SECURITIES REGISTERED UNDER SECTION 12(g) OF THE EXCHANGE ACT:  NONE

CHECK WHETHER THE ISSUER(1)FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS YES X NO
                 -     -

CHECK IF THERE IS NO DISCLOSURE OF DELINQUENT FILERS IN RESPONSE TO ITEM 405 OF REGULATION S-B CONTAINED IN THIS FORM, AND NO DISCLOSURE WILL BE CONTAINED, TO THE BEST OF REGISTRANT'S KNOWLEDGE, IN DEFINITIVE PROXY OR INFORMATION STATEMENTS INCORPORATED BY REFERENCE IN PART III OF THIS FORM 10-KSB OR ANY AMENDMENT TO THIS FORM 10-KSB (X)

Revenues for the most recent fiscal year were $854,791.

The aggregate market value of the voting stock held by non-affiliates of the registrant as of February 28, 1997 based upon the average bid and asked prices of such stock on that date was $13,825,800.

The number of shares of the registrant's Common Stock outstanding as of February 28, 1997 was 10,765,000.


                      DOCUMENTS INCORPORATED BY REFERENCE
                                      NONE

                                     PART I

ITEM 1-BUSINESS

GENERAL

Egan Systems, Inc. (the Company) was incorporated under the laws of the state of Delaware in 1987.

The Company is engaged in the business of developing, selling and supporting computer software products, particularly products related to the COBOL computer language. The company's main business has been and continues to be the creation and sale of COBOL language dialects that permit programs written in heretofore proprietary versions of COBOL to move (migrate) to inexpensive high performance systems available from a variety of suppliers without the need to rewrite the programs.

Much of the Company's existing business is with firms who at one time or another enjoyed a relationship with Data General Corp. and employed one or more versions of Data General's COBOL products. In providing an alternative to D.G.'s proprietary products the Company was able to gain customers that had been Data General's but also, by the quality of Egan's product offerings, to make D.G. both a distributor of one of the Company's products, Interactive COBOL, and in December of 1996 to become an Accredited Service Provider to D.G. for the Company's VX COBOL product. Under terms of this agreement, Data General will, in return for a commission, market Egan's VX product and migration skills to a portion of D.G.'s customer base. While no contracts have been awarded under this agreement yet, there are already bids outstanding valued in the hundreds of thousands of dollars.

NEW PRODUCTS

In 1996 the Company introduced new feature enhanced versions of its Interactive COBOL (ICOBOL) product, an open Data Base Convention (ODBC), a new Terminal Emulation Product (ICDGTERM) and a support product called Watch. ODBC allows PC products like Crystal Reports and Microsoft ACCESS to read and extract data contained in ICOBOL's ISAM data files, for the purpose of creating ad hoc reports etc. ICDGTERM inexpensively allows a PC to emulate a variety of proprietary terminals. WATCH allows supervisory or support individuals to view and even take control of a terminal operated distantly from the viewer for the purpose of instruction or correction. The Company believes that continual product improvement coupled with appropriate accessory products are necessary to retain existing customers and gain new ones.

In June of 1996 the Company announced and provided preliminary specification for versions of ICOBOL created to run in native mode on Windows '95 and Windows NT. In addition the Company announced that with the acquisition and incorporation of technology from Flexus International Corp. of Bangor, PA users of traditionally character based ICOBOL will be able to create Graphical User Interface (GUI) screens not unlike those common to PC based Windows programs for existing ICOBOL programs. Egan Systems will pay royalties to Flexus for
all Flexus screen development and runtime licenses the Company sells.   These
new products have been available for evaluation by

NEW PRODUCTS (CONT'D.)

prospective customers since December of 1996 and are expected to be released for sale and delivery in late March of 1997.

The Company has posted a web site at www.icobol.com where existing customers can usefully obtain the latest release of all products for which they are licensed and others interested in the Company can obtain product and pricing information.

OPPORTUNITY AND INVESTMENT

As previously mentioned, the Company has for the last ten years engaged in development activity related to the COBOL computer language. The advent of the year 2000 or millennium poses a very substantial problem for users of computer systems employing COBOL programs and a potentially mammoth opportunity for Egan Systems, Inc.

In response to a 1959 request of the Department of Defense for a common business computer language, in April of 1960 initial specification for a new programming language called COBOL (Common Business Oriented Language) was released and is referred to as COBOL-60. In January of 1963, the American National Standards Institute met to create COBOL standard and in 1968 released ANSI COBOL-68. Subsequently, ANSI-74 and ANSI-85 standards were released.

COBOL was and is the computer language of business and government. It is employed world wide by hundreds of thousands of organizations. According to International Data Corp. there are some 180 billion lines of COBOL code in use. In 1994, 56% of all new multiuser programs were written in COBOL and virtually every mainframe computer in the world employs it. And, on New Years Day, the year 2000, it may all well crash.

The problem occurs because of COBOL's long history. In the 1960's, 70's and 80's, computer memory and disk storage were very expensive and limited. Efforts were made therefore to minimize the size of computer code wherever possible. One common mechanism employed was to truncate a date descriptor to six characters (mmddyy) instead of the full eight (mmddyyyy). This saved two characters and really was worthwhile, given the frequency with which the date occurs in programs and data of all types. The computer simply assumed the preface 19 in all year descriptions.

Now move forward to January 1, 2000. The computer's internal clock registers the date change and the computer's software starts another days work in the year 00. That is, 1900 and therein lies the problem.

In truth, no one really knows what will happen, but in the opinion of virtually all, it will, if left uncorrected, be very unpleasant for civilization as we know it.

OPPORTUNITY AND INVESTMENT (CONT'D.)

Correcting the problem is superficially simple and straight forward. Locate and change every deficient date descriptor in every line of source code in every COBOL program an organization's computer system(s) employ. Find every instance where a recognized date descriptor modifies or is modified by an unknown date descriptor. Make the changes without damaging the program. Be sure to find and correct every one, because if one is overlooked, the consequences might be very serious. An organizations' source code may contain only one or two million lines of code or, as is reported for Square D, 150 million lines of code.

The problem is one of magnitude, compounded by the fact that by definition many, even most, of the programs with the Year2K problem were written years ago. Their authors have departed and un- or under-documented code was viewed as job security.

Egan Systems, Inc. has been providing an analysis tool with every copy of its compiler technology shipped since 1991. The Company believes that this tool, in substantially modified form, can provide the user with a mechanism to accurately identify, locate and characterize every deficient date descriptor in a set of source code, regardless of size. With this information, additional tools can be created to facilitate appropriate modification of the sources on a manual basis and in some cases on an automated basis. Additionally, it is possible that certain utilities already possessed by the Company may provide one method to address the need to modify any data fields that require correction.

Because the Company is skilled in COBOL and possesses certain technology that the Company believes will be useful in addressing this very substantial opportunity and lacking sufficient resources to aggressively pursue this line of development, the Company attempted to raise additional funding from certain of its existing investors in late 1996. By early January 1997, with the funds in hand, the Company acknowledged its ongoing development efforts to produce a suite of software tools intended to address the issue of year 2000 compliance. As of this date, the Company has made no estimate of actual product release but is targeting very late Spring, 1997.

Various entities report that there are at least 200 companies world wide addressing at least some aspect of the Year2K opportunity, of which most are larger than Egan Systems, Inc. Far fewer however, are engaged in the development and support of the COBOL language.

The widely quoted Gartner Group estimate of the cost to correct the Year2K problem is $600 billion world wide.

ANALYSIS OF CUSTOMERS

The Company has always focused its sales on current or prior users of Data General hardware and software and most particularly on a category of customer known as a reseller or VAR. Resellers create programs which are sold, modified, improved and sold again. In general they purchase multiple copies of COBOL every year and require a level of ongoing support that decreases with time, a consideration of some import given the need to devote valuable programmer skills to new products and features. The Company deals directly with approximately 90 resellers and indirectly through distribution with another 70.

The Company enjoyed 28% of its sales total in 1996 to and through one company that functions as a distributor for the Company.

The Company's software is in use in North and South America, Europe, Africa, Asia and Australia.

INVENTORY, SUPPLIES AND MANUFACTURING

The Company maintains sufficient quantities of material on hand to satisfy normal shipping requirements. The Company is not forced to rely on any single vendor or group of vendors to satisfy its materials requirements.

COMPETITION

The computer software industry is very highly competitive and populated by many large and medium size companies and subject to rather rapid technological advance. There is no assurance that the Company will continue to grow or even to maintain a competitive position. The Company will continue to seek to develop successful products that address market niches that provide appropriate opportunity but are small enough to avoid determined penetration by larger, better funded competitors.

INTELLECTUAL PROPERTY

All of the Company's products and source code is protected by copyright. Furthermore all delivered executable code for MS-DOS, Novell and the various Unix versions that execute on systems employing Intel or Intel cloned processors is protected from illicit duplication by the requirement for the presence of a unique mechanical security device available only from the Company. This type of protection has been extended to all categories of Unix systems with the introduction of Interactive COBOL in April, 1994.

RESEARCH AND DEVELOPMENT EXPENDITURES

For the years ended December 31, 1996 and 1995, research and development expenditures amounted to approximately $587,000 and $622,000, of which approximately $240,000 and $201,000 was capitalized as of December 31, 1996 and December 31, 1995, respectively.

EMPLOYEES

Egan Systems has 7 full time employees, 5 of which are engaged in software development and 2 involved in sales and administration.

ITEM 2-PROPERTIES

Egan Systems leases part of a building at 1501 Lincoln Avenue, Holbrook, New York containing approximately 1,250 square feet, of which approximately 800 square feet are used for executive and clerical offices an production and the remaining 450 square feet is used for warehousing, shipping and receiving. The lease requires monthly rent payments of $580 and expires on October 31, 1997. The Company also occupies a part of a building at 4904 Waters Edge Drive, Raleigh, North Carolina containing 2,000 square feet used for research and product development. The lease expires on January 31, 2000, and requires annual payments of approximately $35,000. During the year ended December 31, 1996, the Company paid approximately $41,000 for the rental of properties.


ITEM 3-LEGAL PROCEEDINGS

No material legal proceedings are pending by or against the Company, or to the knowledge of the Company, are contemplated against the Company.


ITEM 4-SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of Security Holders, through the solicitation of proxies or otherwise, during the fourth quarter of 1996.


                                    PART II


ITEM 5-MARKET FOR COMMON EQUITY AND RELATED MATTERS

The table below sets forth the high and low closing bid prices of the Company's Common Stock for the last two calendar years. Since the shares are not listed on NASDAQ, but on the Eastern Regional "Pink Sheets" and on the NASDAQ Electronic Bulletin Board (Symbol EGNS), the Company can only supply a general estimate of the price range of its shares on a quarterly basis.

CALENDAR YEARS                        BID PRICES

    1996                  High             Low
    ----                  ----             ---
First Quarter             $.44             $.16
Second Quarter            $.38             $.25
Third Quarter             $.38             $.28
Fourth Quarter            $.47             $.25

    1995
    ----
First Quarter             $.31             $.06
Second Quarter            $.22             $.06
Third Quarter             $.25             $.03
Fourth Quarter            $.17             $.03

On February 28, 1997, the high bid and asked quotations for the Company's Common Stock were $1.75 and $1.4375 per share, respectively.

The Company believes that on December 31, 1996, there were 82 shareholders of record of the Company's stock.

The Company has not paid any dividends on its Common Stock and has determined, for the foreseeable future, to retain earnings, if any, to fund additional development and to take advantage of any opportunities that might become apparent.


ITEM 7-FINANCIAL STATEMENTS

The financial statements are presented on F1 through F12


ITEM 8-CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE: None

PART II, ITEM 6. MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATIONS - YEARS ENDED DECEMBER 31, 1996 AND 1995:

NET SALES

For the years ended December 31, 1996 and 1995, revenue totaled approximately $855,000 and $770,000, respectively. Sales have increased approximately 11% as a result of the sales increase related to the release of the Companys' updated COBOL 2.1 software.

The Company has recently signed a new marketing agreement with Data General Corp. whereby Egan Systems, Inc. has become an Accredited Service Provider. Under this agreement, Data General Corp. will, for a commission, market certain Egan Systems, Inc. products and skills to a portion of the Data General Corp.'s customer base. The Company is optimistic that this agreement will provide a substantial new revenue source for at least the next fiscal year.

Management remains optimistic that the Company will remain profitable in 1997. The Companys' products traditionally offer relatively high gross margins. The Company has a number of additional promising software products in its development pipeline which it expects to release in the near future and which the Company expects to substantially contribute to sales. However, the Company is quite small and remains subject to technological obsolescence and competitive market conditions.

COST AND EXPENSES

Cost of goods sold for the years ended December 31, 1996 and 1995 were approximately $76,000 and $66,000, and gross profit percent was approximately 91%.

Research and development costs were approximately $348,000 and $421,000 for the year ended December 31, 1996 and 1995, respectively. The Company continues to expend significant amounts of its funds developing new software and to remain competitive in its specific field of expertise. The decline is due to the Company capitalizing approximately $40,000 more computer software development costs in 1996 than in 1995 related to new Company products which have achieved technological feasibility in 1996.

Selling, shipping and general and administrative expenses (SG&A) for the years ended December 31, 1996 and 1995 were approximately $535,000 and $641,000, respectively. SG&A costs, net of research and development costs, was approximately $187,000 and $220,000 for the years ended December 31, 1996 and 1995, respectively. Accordingly, the capitalization of computer software development costs for the years ended December 31, 1996 and 1995 reduced SG&A expenses by approximately $348,000 and $421,000, respectively. The decrease in SG&A costs was attributed primarily to a reduction in payroll in 1996 of approximately $56,000.

PART II, ITEM 6. MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT'D.):

INTEREST EXPENSE

Interest expense for the years ended December 31, 1996 and 1995 was approximately $10,000 and $14,000, respectively.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense for the nine months ended September 30, 1996 and 1995 was approximately $161,000 and $114,000, respectively. The increase is substantially attributed to the increase in amortization of capitalized computer software costs of $48,000.

LIQUIDITY

As of December 31, 1996, the Company's net cash provided by operations was approximately $134,000 and is substantially attributed to the net income of $16,000, depreciation and amortization of $218,000 and the reduction in payroll tax liabilities of $(98,000) as compared to the balances at December 31, 1995. Payroll tax liabilities were reduced by utilizing the proceeds from the sale of common stock options for $160,000.

Net cash used in investing activities declined during the year ended December 31, 1996 by approximately $265,000. The decrease is attributed to the purchase of computer software and hardware equipment of approximately $25,000 to support the Company's ongoing research and development activities and to the capitalization of computer software development costs of approximately $240,000.

Net cash provided by financing activities increased by approximately $160,000 as a result of the sale of common stock options.

Management believes that the Company has obtained sufficient cash resources to meet its expected needs in the present fiscal year. Management does anticipate a large capital expenditure in the current year related to the Company's attempt to development a product for the "Millenium 2000" problem. At present the Company does not maintain a line of credit facility with a lending institution.

INFLATION AND SEASONALITY

The Company does not anticipate that inflation will significantly impact its business. The Company does not believe its business is subject to fluctuations due to seasonality.

                                    PART III

ITEM 9-DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

         The executive officers and directors of the Company are as follows:

Name                         Age                Position
----                         ---                --------
Edward J. Egan                56      Chairman, Chief Executive Officer
                                      Treasurer and President

Ralph Jordan                  44      President of Envyr Corp. Subsidiary,
                                      Director

Barbara Jean Schultz          45      Secretary and Director

Jack Laskin                   69      Director

Allan J. Fabrick              51      Director

Anthony A. Caputo             55      Director

Edward J. Egan has been Chairman of the Board, President, Treasurer and Chief Executive Officer of the Company since March 10, 1987. From 1983 through December 1986, Mr. Egan had been Executive Vice President of Diplomat Systems Corp. Prior to that, Mr. Egan had been Sales and Marketing Manager for Computer Products at Schweber Electronics Corp., Westbury, New York.

Barbara Jean Schultz has been Corporate Secretary and a Director of the Company since March 10, 1987. Prior to then Ms. Schultz had been office and product manager for Diplomat Systems from 1983 through 1986 and a product manager and assistant product manager at Schweber Electronics.

Jack Laskin has been a Director of the Company since its inception in March of 1987. Prior to his retirement in 1986, Mr. Laskin was President of Diplomat Electronics Corp. from 1983 through 1986 and Vice President for Marketing at Schweber Electronics until 1983.

Mr. Ralph Jordan became a Director of the Company when the Company acquired Envyr Corp., of which Mr. Jordan was President, in December of 1987. Mr. Jordan left Data General Corp. where he had headed the Languages department, in November of 1986 to found Envyr Corp. Mr. Jordan is still President of the Company's Envyr subsidiary.

Allan J. Fabrick became a director of the Company in April, 1994 as a nominee of the placement agent in the Company's recent private placement. Mr. Fabrick is a nationally recognized environmental scientist. From 1984 through 1993, Mr. Fabrick served as Vice President of Odessa Engineering, responsible for the design and development of the Company's Environmental Aide software products, international marketing and the management information system used by Odessa. From 1983 to 1984 M. Fabrick served as Vice President of MEF Environmental, a company he co-founded. Mr. Fabrick also had previous affiliations with NUS Corporation, Radian Corporation, Environmental Research Associates and Science Applications Inc. Mr. Fabrick holds a B.S. in Physics and Engineering from the University of California at

Berkeley and an M.A. in Physics from the University of Michigan.

Anthony A. Caputo became a director of the Company in April, 1994 as a nominee of the placement agent in the Company's recent private placement. Since 1987 Mr. Caputo has served as the Chairman and Chief Executive Officer of Information Resource Engineering, Inc. a publicly traded company engaged in the computer network security industry. In 1982, Mr. Caputo founded another computer security firm, TACT Technology, as a division of a public company that managed TACT as a separate company. Mr. Caputo resigned from TACT Technology in November, 1986 to join Information Resource Engineering, Inc. Mr. Caputo has over 20 years experience in the computer industry, in marketing and management capacities. He has served as an officer of several publicly traded companies including International Mobile Machines, Inc. and Comshare, Inc., as well as serving as an officer of Value Software, now part of Computer Associates, Inc.


ITEM 10-EXECUTIVE COMPENSATION

Compensation of Edward J. Egan and Barbara Jean Schultz for the year ended December 31, 1996 amounted to approximately $90,000 and $41,000 respectively.


ITEM 11-SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Class            Name                      Number of           Percent
of Shares        of Beneficial Owner       Shares Owned        Of Class
---------        -------------------       ------------        --------
Common           Edward J. Egan             1,600,000            15.7%

Common           Networth Partners          1,400,000 (1)        24.2%

Common           Barbara Schultz                -     (2)         1.9%

Common           Ralph Jordan                  90,000 (3)         4.6%

Common           Jack Laskin                  400,000 (3)         7.9%

Common           All executives and
                 directors as a group       5,890,000 (4)        43.3%

(1) Includes options to purchase 1,400,000 shares exercisable within 60 days.
(2) Includes options to purchase 200,000 shares exercisable within 60 days.
(3) Includes options to purchase 400,000 shares exercisable within 60 days.
(4) Includes options to purchase 1,000,000 shares exercisable within 60 days.


ITEM 12-CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Not applicable.

ITEM-13 EXHIBITS AND REPORTS ON FORM 8-K

(a)      Exhibits required by Item 601 of Regulation S-B

         3A      Articles of Incorporation (1)
         3B      ByLaws of Registrant (1)
         11      Computation of per share earnings

(b)      Reports on Form 8-K:None


-------------------------------

(1) Filed as an exhibit to the Registration Statement on Form S-18 (File No. 2-95836-NY) of the Registrant and incorporated by reference herein.

             SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORTS
              FILED PURSUANT TO SECTION 15(d) OF THE EXCHANGE ACT
                            BY NON-REPORTING ISSUES


No Proxy material or annual report has been sent to security-holders. Proxy material to be furnished to security-holders subsequent to the filing of this form shall be furnished to the Commission when it is sent to security-holders.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, duly authorized at Hauppauge, New York on the 20th day of March, 1997.


                               EGAN SYSTEMS, INC.



                               By /s/Edward J. Egan
                                 ----------------------------
                               Edward J. Egan, President
                               Chairman and Chief Executive Officer

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated:

         Signature           Title                              Date
         ---------           -----                              ----
/s/Edward J. Egan            Chairman, President, Chief         March 20, 1997
-----------------------      Executive Officer, Treasurer
Edward J. Egan               (Principal Executive, Financial
                              and Accounting Officer)

/s/Barbara Jean Schultz      Secretary, Director                March 20, 1997
-----------------------
Barbara Jean Schultz

/s/Jack Laskin               Director                           March 20, 1997
-----------------------
Jack Laskin

/s/Ralph Jordan              Director                           March 20, 1997
-----------------------
Ralph Jordan

/s/Allan J. Fabrick          Director                           March 20, 1997
-----------------------
Allan J. Fabrick

/s/Anthony A. Caputo         Director                           March 20, 1997
-----------------------
Anthony A. Caputo

                       EGAN SYSTEMS, INC. AND SUBSIDIARY
                       CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1995 AND 1994

                       EGAN SYSTEMS, INC. AND SUBSIDIARY
                               DECEMBER 31, 1996


                               TABLE OF CONTENTS



                                                                       Page No.
REPORT OF INDEPENDENT AUDITORS                                           F-2



FINANCIAL STATEMENTS:

  Consolidated balance sheets at December 31, 1996 and 1995              F-3

  Consolidated statements of operations, years ended
   December 31, 1996, 1995 and 1994                                      F-4

  Consolidated statements of changes in stockholders' equity,
   years ended December 31, 1996, 1995 and 1994                          F-5

  Consolidated statements of cash flows, years ended
   December 31, 1996, 1995 and 1994                                      F-6

  Notes to consolidated financial statements,
   December 31, 1996, 1995 and 1994                                   F-7 - F-12

                      [PATRUSKY, MINTZ & SEMEL LETTERHEAD]




                         REPORT OF INDEPENDENT AUDITORS



TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
EGAN SYSTEMS, INC. AND SUBSIDIARY



We have audited the accompanying consolidated balance sheets of Egan Systems, Inc. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity (deficiency) and cash flows for each of the three years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Egan Systems, Inc. and Subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.



/s/ PATRUSKY, MINTZ & SEMEL





New York, New York
January 31, 1997

                       EGAN SYSTEMS, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995

ASSETS                                                                        1996                       1995
                                                                              ----                       ----
Current Assets
  Cash (Note 2)                                                         $        37,298             $         8,158
  Accounts receivable                                                            85,358                      89,005
  Inventory (Note 2)                                                             12,856                      33,716
  Other current assets                                                            5,894                       5,339
                                                                        ---------------             ---------------

      Total Current Assets                                                      141,406                     136,218
                                                                        ---------------             ---------------

Property and Equipment (Notes 2 and 3)                                           61,543                      66,828
                                                                        ---------------             ---------------

Other Assets
  Computer software development costs - net (Notes 2 and 4)                     435,400                     383,440
  Security deposits                                                               3,126                       3,126
                                                                        ---------------             ---------------

      Total Other Assets                                                        438,527                     386,566
                                                                        ---------------             ---------------

      Total Assets                                                      $       641,476             $       589,612
                                                                        ===============             ===============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Current maturities of long-term debt (Note 5)                         $        75,750             $          -
  Accounts payable                                                                8,352                       9,496
  Payroll taxes payable                                                           5,013                     102,722
  Accrued expenses and other current liabilities                                 27,290                      52,184
  Due to officer                                                                  7,156                       7,456
                                                                        ---------------             ---------------

      Total Current Liabilities                                                 123,561                     171,858

Long-Term Debt (Note 5)                                                           -                          75,750
                                                                        ---------------             ---------------

     Total Liabilities                                                          123,561                     247,608
                                                                        ---------------             ---------------

Commitments and Contingencies (Note 6)

Stockholders' Equity
  Common stock - $0.05 par value; shares authorized -
   30,000,000, shares issued and outstanding -
   10,185,000 in 1996 and 1995                                                  509,250                     509,250
  Additional paid-in capital                                                  1,912,814                   1,752,814
  Deficit                                                                    (1,904,149)                 (1,920,060)
                                                                        ---------------             ---------------

      Total Stockholders' Equity                                                517,915                     342,004
                                                                        ---------------             ---------------

      Total Liabilities and Stockholders' Equity                        $       641,476             $       589,612
                                                                        ===============             ===============

The accompanying notes are an integral part of these consolidated financial statements.

                       EGAN SYSTEMS, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994




                                                                          1996               1995               1994
                                                                          ----               ----               ----
Net sales (Note 1)                                                  $      854,791     $      770,092      $      888,694
                                                                    --------------     --------------      --------------

Cost and expenses:

  Cost of goods sold                                                        75,974             65,888              74,532
  Selling, shipping, general and
   administrative expenses                                                 534,645            640,745             653,654
  Interest expense                                                           9,976             14,372              13,042
  Depreciation and amortization                                            218,285            151,957              84,673
  Loss on sale of license                                                     -                 4,475                -
                                                                    --------------     --------------      --------------

                                                                           838,880            877,437             825,901
                                                                    --------------     --------------      --------------

Income (loss) before provision for income taxes                             15,911           (107,345)             62,793

Provision for income taxes (Notes 2 and 10)                                   -                  -                  2,735
                                                                    --------------     --------------      --------------

Net income (loss)                                                   $       15,911     $     (107,345)     $       60,058
                                                                    ==============     ==============      ==============

Weighted average number of
 common shares outstanding (Notes 2 and 8)                              10,185,000         10,168,333          10,431,756
                                                                    ==============     ==============      ==============

Net income (loss) per common share (Note 2)

 Primary and fully diluted                                          $          .00     $         (.01)     $          .01
                                                                    ==============     ==============      ==============

 Cash dividends per common share                                          None              None                  None
                                                                    ==============     ==============      ==============





The accompanying notes are an integral part of these consolidated financial statements.

                        EGAN SYSTEMS, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994




                                       Common Stock
                                       ------------            Additional
                                  Shares           Amount    Paid-In Capital      Deficit            Total
                                  ------           ------    ---------------      -------            -----
Balance
 December 31, 1993               6,295,000     $   314,750     $ 1,161,024      $(1,872,773)     $  (396,999)

Sale of stock                    1,880,000          94,000         317,290             -             411,290

Stock issuance costs               260,000          13,000         (13,000)            -                -

Net income for 1994                   -               -               -              60,058           60,058
                                ----------     -----------     -----------      -----------      -----------


Balance
 December 31, 1994               8,435,000         421,750       1,465,314       (1,812,715)          74,349

Sale of stock                      100,000           5,000          20,000             -              25,000

Conversion of note payable       1,400,000          70,000         280,000             -             350,000

Stock issuance costs               250,000          12,500         (12,500)            -                -

Net loss for 1995                     -               -               -            (107,345)        (107,345)
                                ----------     -----------     -----------      -----------      -----------


Balance
 December 31, 1995              10,185,000         509,250       1,752,814       (1,920,060)         342,004

Stock options                         -               -            160,000             -             160,000

Net income for 1996                   -               -               -              15,911           15,911
                                ----------     -----------     -----------      -----------      -----------

Balance December 31, 1996       10,185,000     $   509,250     $ 1,912,814      $(1,904,149)     $   517,915
                                ==========     ===========     ===========      ===========      ===========



The accompanying notes are an integral part of these consolidated financial statements.

                      EGAN SYSTEMS, INC. AND SUBSIDIARY
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                         INCREASE (DECREASE) IN CASH

                                                                          1996              1995               1994
                                                                          ----              ----               ----
Cash flows from operating activities:
  Net income (loss)                                                 $       15,911     $    (107,345)     $       60,058
  Adjustments to reconcile net income (loss)
   to net cash provided by operating activities:
    Depreciation and amortization                                          218,285           151,957              84,673
    Loss on sale of license                                                   -                4,475                -
    Accounts receivable                                                      3,647            48,589             (28,106)
    Inventory                                                               20,860            12,793             (36,221)
    Other current assets                                                      (555)            3,874              (5,425)
    Security deposits                                                         -                 -                  2,637
    Accounts payable                                                        (1,144)           (4,764)              5,947
    Payroll taxes payable                                                  (97,709)           16,012              56,073
    Accrued expenses and other
     current liabilities                                                   (24,896)           18,005             (27,764)
                                                                    --------------     -------------      --------------

      Net cash provided by operating
       activities                                                          134,399           143,596             111,872
                                                                    --------------     -------------      --------------

Cash flows from investing activities:
  Purchase of property and equipment                                       (25,419)          (19,710)            (40,882)
  Computer software development costs                                     (239,540)         (200,586)           (204,483)
  Purchase of license                                                         -                 -                (75,044)
  Proceeds from sale of license                                               -              100,000                -
                                                                    --------------     -------------      --------------

      Net cash used in investing activities                               (264,959)         (120,296)           (320,409)
                                                                    --------------     -------------      --------------

Cash flows from financing activities:
  Proceeds from sale of stock options                                      160,000              -                   -
  Proceeds from sale of common stock                                          -               25,000             411,290
  Repayment of long-term debt                                                 -              (42,542)           (195,489)
  Loans from officer                                                          (300)           (2,100)            (12,644)
                                                                    --------------     -------------      --------------

      Net cash provided (used in) by financing
       activities                                                          159,700           (15,442)            203,157
                                                                    --------------     -------------      --------------

Net increase (decrease) in cash                                             29,140             7,858              (5,380)

Cash - beginning of year                                                     8,158               300               5,680
                                                                    --------------     -------------      --------------

Cash - end of year                                                  $       37,298     $       8,158      $          300
                                                                    ==============     =============      ==============



The accompanying notes are an integral part of these consolidated financial statements.

                       EGAN SYSTEMS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1995 AND 1994


NOTE 1.  GENERAL BUSINESS DESCRIPTION/CONCENTRATION OF CREDIT RISK:

The Company develops and markets proprietary computer software to programmers, resellers and computer users. The Company's sales are made on credit to customers who are based in the United States of America. One customer, a domestic distributor, comprised approximately 28% and 22% of the Company's sales in 1996 and 1995 and approximately 14% and 21% of the Company's accounts receivable at December 31, 1996 and December 31, 1995, respectively.


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include Egan Systems, Inc. "the Company" and Envyr Corp., its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH:

Cash includes all cash balances and highly liquid investments with a maturity or three months or less. The Company maintains its cash in various bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

INVENTORY:

Inventory, which consists primarily of finished goods, is stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

PROPERTY AND EQUIPMENT:

Property and equipment is stated at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, or in the case of leasehold improvements, over the life of the lease, if shorter.

NET INCOME PER COMMON SHARE:

Primary and full diluted net income per common share is computed based on the weighted average number of outstanding common shares and equivalents (stock options and warrants) plus the shares that would be outstanding assuming conversion of the convertible notes payable. The number of shares used in the computations were 10,185,000, 10,168,333 and 10,431,756 in 1996, 1995 and 1994,
respectively.

COMPUTER SOFTWARE DEVELOPMENT COSTS:

Computer software development costs for products are capitalized subsequent to the establishment of technological feasibility. Capitalization ceases when the products are available for general release to customers at which time amortization of the capitalized costs begins on a straight-line basis over the estimated economic life of the products, which is estimated at three years (Note 4).

                       EGAN SYSTEMS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1995 AND 1994


NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.):

COMPUTER SOFTWARE DEVELOPMENT COSTS (CONT'D.):

It is reasonably possible that the remaining estimated economic life of the products can be reduced significantly in the near term as a result of many factors in the marketplace. As a result, the carrying amount of the capitalized computer software costs may be reduced materially in the near term.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Actual results could differ from those estimates.

INCOME TAXES:

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS
109), "Accounting for Income Taxes," which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax base of assets and liabilities and their reported amounts in the financial statements. The resulting deferred tax asset or liability is adjusted to reflect changes in tax laws as they occur.

Deferred income taxes reflect temporary differences in reporting assets and liabilities for income tax and financial accounting purposes. These temporary differences arise from net operating loss carryforwards (Note 10) and the capitalization of computer software development costs (Note 4).

FINANCIAL INSTRUMENTS:

The Company's significant financial instruments include cash, receivables, payables and short-term debt for which carrying amounts approximate fair value. It is not practical to estimate the fair value of the Company's long-term debt.

NOTE 3.  PROPERTY AND EQUIPMENT:

Property and equipment consist of the following:
                                                     1996                       1995
                                                     ----                       ----
Office furniture and equipment                 $       82,092             $       78,260
Computer software                                      54,357                     46,183
Computer hardware                                      86,599                     73,186
Leasehold improvements                                  3,975                      3,975
                                               --------------             --------------
                                                      227,023                    201,604
Accumulated depreciation                              165,480                    134,776
                                               ---------------            --------------

                                               $       61,543             $       66,828
                                               ==============             ==============


Depreciation expense charged to operations in each of the years ended December 31, 1996, 1995 and 1994 amounted to $30,705, $25,580 and $18,579, respectively.

                       EGAN SYSTEMS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1995 AND 1994


NOTE 4.  COMPUTER SOFTWARE DEVELOPMENT COSTS:

Computer software development costs consist of the following:

                                                           1996                       1995
                                                           ----                       ----
Computer software development costs                  $       802,286             $       562,746
Accumulated amortization                                     366,886                     179,306
                                                     ---------------             ---------------

                                                     $       435,400             $       383,440
                                                     ===============             ===============

Amortization expense charged to operations in 1996 and 1995 amounted to $187,580 and $123,477, respectively.


NOTE 5.  LONG-TERM DEBT:

Long-term debt consists of the following:

                                                         1996                       1995
                                                         ----                       ----
6.5% note - due February 1, 1997 (A)               $       75,750             $       75,750
                                                   --------------             --------------
                                                           75,750                     75,750
Less current maturities                                    75,750                       -
                                                   --------------             --------------

                                                   $         -                $       75,750
                                                   ==============             ==============

(A) On February 6, 1994, the Company entered into an agreement to amend the terms of a $499,750 convertible note, which was to mature April 23, 1995. Pursuant to this amendment, $350,000 of the convertible note was converted into 1,400,000 shares of the Company's .05 par value common stock at $.25 per share, with the option to purchase an equal number of additional shares at .375 per share through February 15, 1999. Additionally, the Company repaid $74,000 of the note and the balance of the note, $75,750, was modified to a 6.5% interest bearing note, payable February 1, 1997.

Interest expense charged to operations on the above debt for the years ended December 31, 1996 and 1995 amounted to $4,924 and $3,758, respectively.

                       EGAN SYSTEMS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1995 AND 1994

NOTE 6.  COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES:

The Company leases office and warehouse facilities under noncancelable operating leases expiring in February 2000. Minimum future annual rental payments under these leases as of December 31, 1996, 1997, 1998 and 1999 are approximately $41,000, $34,000, $36,000 and $6,400 respectively. Rent expenses charged to operations in the years ended December 31, 1996, 1995 and 1994 amounted to $40,895, $40,324 and $51,994, respectively.

CONTRACTUAL COMMITMENT:

On July 27, 1992 the Company entered into a software development and licensing agreement with a computer systems manufacturer. Pursuant to the agreement, the Company received revenue for software support services and the development of an enhanced source code licensed to the Company by the manufacturer.

In consideration of this license and proprietary rights to the Company, the Company is obligated to discount to the manufacturer up to $740,000 from future royalty fees, if any, that would be due from the manufacturer out of future sales of the enhanced software (Note 13).

NOTE 7.  RESEARCH AND DEVELOPMENT COSTS:

Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged to operations for the years ended December 31, 1996, 1995 and 1994 were approximately $348,000, $421,000 and $419,000, respectively.

NOTE 8.  STOCK OPTIONS/WARRANTS:

STOCK OPTIONS:

As of December 31, 1996, the Company has granted to the long-term debt note payable holder options to purchase a total of 1,400,000 shares of the Company's common stock at $.375 per share (Note 5). The options expire on February 15, 1999. As of December 31, 1996, no options have been exercised.

Pursuant to separate stock options, the Company has granted to six employees and one director, options to purchase a total of 1,820,000 shares of the Company's common stock at $.25 per share. Such options expire on December 27, 1999. As of December 31, 1996, no options have been exercised.

STOCK WARRANTS:

At December 31, 1996, the Company had outstanding stock warrants to four third parties giving them the rights to purchase 2,445,000 shares of the Company's common stock at prices ranging from $.375 to $.50 per share. The warrants expire at various dates from March 31, 1999 through May 1, 2001. As of December 31, 1996, no warrants have been exercised.

                       EGAN SYSTEMS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1996, AND 1995 AND 1994

NOTE 8.  STOCK OPTIONS/WARRANTS (CONT'D):

In 1996, the Company sold stock warrants to certain shareholders for $160,000. The stock warrants allow the holders to purchase 4,000,000 shares of the Company's common stock at $.25 per share and expire on September 30, 1999. As of December 31, 1996, no warrants have been exercised.

NOTE 9.  SUPPLEMENTAL CASH FLOW INFORMATION:

CASH TRANSACTIONS:

During the three years in the period ended December 31, 1996, the Company paid cash for interest in the amount of $5,052, $12,614 and $11,042 in 1996, 1995 and 1994, respectively.

During the years ended December 31, 1996, 1995 and 1994, the Company paid cash for corporate income tax payments in the amount of $-0-, $-0- and $6,656, respectively.

NON-CASH TRANSACTIONS:

During the year ended December 31, 1995, the Company converted $350,000 of its convertible notes payable into 1,400,000 shares of its $.05 par value common stock at $.25 per share (Note 5).

NOTE 10.  INCOME TAXES:

The components of the deferred tax asset and liability are as follows:

                                                  1996               1995
                                                  ----               ----
                                               Noncurrent         Noncurrent
                                               ----------         ----------
Total deferred tax asset (Note 2)          $       498,700     $      606,372
Total deferred tax liability (Note 2)             (118,500)          (114,649)
Valuation allowance                               (380,200)          (491,723)
                                           ----------------    ---------------

Net deferred tax asset (liability)         $          -        $         -
                                           ================    ===============

The provision for income taxes for the years ended December 31, 1996, 1995 and 1994 consists of the following:

                                                        1996                1995                 1994
                                                        ----                ----                 ----
Current tax expense                               $         -         $         -          $        2,735
Deferred tax expense                                       1,050               3,611               16,950
Benefit of net operating loss carryforwards               (1,050)             (3,611)             (16,950)
Net change in valuation allowance                           -                   -                    -
                                                  --------------      --------------       --------------

Total                                             $         -         $         -          $        2,735
                                                  ==============      ==============       ==============

                       EGAN SYSTEMS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      DECEMBER 31, 1996, AND 1995 AND 1994

NOTE 10.  INCOME TAXES (CONT'D.):

Reconciliations of the differences between income taxes computed at Federal statutory rates and consolidated provisions for income taxes are as follows:

                                                        1996                1995                1994
                                                        ----                ----                ----
Income taxes computed at Federal statutory
 tax rate                                         $      -            $      -            $      21,350
Surtax exemption                                         -                   -                  (10,650)
State tax provisions                                     -                   -                    2,735
Benefit of operating loss carryforwards                  -                   -                  (10,700)
                                                  --------------      --------------      -------------

Provision for income taxes                        $      -            $      -            $       2,735
                                                  ==============      ==============      =============


As of December 31, 1996, the Company has a net operating loss carryforward available for Federal and State income tax purpose in the amount of approximately $2,013,000, expiring from 2002 through 2011.

NOTE 11.  LICENSE COSTS:

On March 9, 1995, the Company sold the exclusive software license which it purchased in March 1994. The license allows the holder to distribute the software to distributors and end-users. The Company received $40,000 at closing and two $30,000 non-interest bearing notes payable due in equal installments on June 7, 1995 and September 5, 1995, respectively. Furthermore, the Company has retained certain rights to sell the software and the purchaser has agreed to grant additional discounts to the Company amounting up to approximately $175,000 on purchases of the software by the Company. The Company has recognized a loss of approximately $5,000 related to the sale of the license which includes the write-off of approximately $40,000 in net capitalized computer software development costs and $65,000 in net license purchase costs.

NOTE 12.  SUBSEQUENT EVENTS:

CONTRACTUAL COMMITMENT:

On January 9, 1997, the Company amended its software development and licensing agreement with a computer systems manufacturer (Note 6) whereby the Company has granted a license to the manufacturer to use and remarket certain programs developed by the Company.

COMMON STOCK SALE:

In January 1997, the Company sold 580,000 shares of its $.05 par value common stock at $.25 per share and granted stock warrants to purchase an additional 800,000 shares of its $.05 par value common stock at $.25 per share, the price of which was significantly below the market price of the common stock on the date of sale. The warrants expire in January 2001.

CONVERTIBLE NOTES PAYABLE:

In January 1997, the Company received $130,000 in exchange for two convertible notes due January 1, 2002 at 10% interest per annum. The notes are convertible from January 1998 through January 2002 into 520,000 shares of the Company's $.05 par value common stock at $.25 per share, the price of which was significantly below the market price of the common stock on the date of exchange.

                                                                     EXHIBIT 11



                               EGAN SYSTEMS, INC.
                       COMPUTATION OF PER SHARE EARNINGS



                                                              Years Ended December 31,
                                                    1996               1995                1994
                                                    ----               ----                ----
Net income (loss) applicable to
 common stock                                 $    15,911         $  (107,345)          $    60,058
                                              ===========         ===========           ===========


Outstanding shares - common stock
 at January 1,                                $10,185,000         $ 8,435,000           $ 6,295,000


Dilutive effect convertible notes
 payable                                             -                    -               1,638,808


Weighted average shares issued
 during year                                         -              1,733,333             1,497,808
                                              -----------         -----------           -----------


Weighted average common shares
 outstanding - primary and fully
 diluted - December 31,                       $10,185,000         $10,168,333           $10,431,756
                                              ===========         ===========           ===========


Net income (loss) per common share -
 primary  and fully diluted -
 December 31,                                 $       .00         $      (.01)          $       .01
                                              ===========         ===========           ===========

EXHIBIT 21



EGAN SYSTEMS, INC.
LIST OF SUBSIDIARIES OF THE REGISTRANT

Envyr Corp.   (incorporated in North Carolina)

[ARTICLE] 5
[LEGEND]
This schedule contains summary financial information extracted from the Company's Form 10-KSB for the Year ended December 31, 1996 and is qualified in its entirety by reference to such financial statements.
[/LEGEND]

[PERIOD-TYPE]                   YEAR
[FISCAL-YEAR-END]                          DEC-31-1996
[PERIOD-END]                               DEC-31-1996
[CASH]                                          37,298
[SECURITIES]                                         0
[RECEIVABLES]                                   85,358
[ALLOWANCES]                                     5,000
[INVENTORY]                                     12,856
[CURRENT-ASSETS]                               141,406
[PP&E]                                          61,543
[DEPRECIATION]                                 218,285
[TOTAL-ASSETS]                                 641,476
[CURRENT-LIABILITIES]                          123,561
[BONDS]                                              0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                       509,250
[OTHER-SE]                                     (8,665)
[TOTAL-LIABILITY-AND-EQUITY]                   517,915
[SALES]                                        854,791
[TOTAL-REVENUES]                               854,791
[CGS]                                           75,974
[TOTAL-COSTS]                                  838,880
[OTHER-EXPENSES]                                     0
[LOSS-PROVISION]                                     0
[INTEREST-EXPENSE]                               9,978
[INCOME-PRETAX]                                 15,911
[INCOME-TAX]                                         0
[INCOME-CONTINUING]                             15,911
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                    15,911
[EPS-PRIMARY]                                     0.00
[EPS-DILUTED]                                     0.00

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-QSB
                        QUARTERLY OR TRANSITIONAL REPORT

 X              QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
---                  OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE QUARTERLY PERIOD ENDED MARCH 31, 1997

---       TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT




Commission file number                           2-95836-NY
                      ----------------------------------------------------------

                               Egan Systems, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


         Delaware                                           13-3250816
-------------------------------                       ---------------------
(State or other jurisdiction of                       (I.R.S. Employer
 incorporation or organization)                        Identification No.


1501 Lincoln Ave., Holbrook, New York                            11741
-----------------------------------------          -----------------------
(Address of principal executive offices)

(516) 588 - 8000
--------------------------------------------------------------------------------
Registrant's telephone number


                      89K Cabot Court, Hauppauge, New York
--------------------------------------------------------------------------------
   (Former name, former address and former fiscal year if changed since last report)


Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15 (d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No .
                                                             -------    ------

The number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date is as follows:


Date                      Class                   Shares Outstanding
----                      -----                   ------------------


5/2/97                Common Stock                      11,415,000

                       EGAN SYSTEMS, INC. AND SUBSIDIARY


                                TABLE OF CONTENTS

                                                                                                       Page No.





PART I. FINANCIAL INFORMATION


  Item 1.  Financial statements

   Condensed consolidated balance sheets as of
    March 31, 1997 (unaudited) and December 31, 1996                                                      1

   Condensed consolidated statements of income (unaudited) for the
    three months ended March 31, 1997 and 1996                                                            2

   Condensed consolidated statements of cash flows (unaudited) for the
    three months ended March 31, 1997 and 1996                                                            3

   Notes to condensed consolidated financial statements (unaudited)                                     4 - 5


  Item 2.  Management's Discussion and Analysis of Financial
          Condition and Results of Operations                                                           6 - 7


PART II - OTHER INFORMATION


  Item 6.  Exhibits and reports on Form 8-K                                                               8


SIGNATURES                                                                                                9


EXHIBITS                                                                                                  10

                          PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                        EGAN SYSTEMS, INC. AND SUBSIDIARY
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                        March 31,                 December 31,
ASSETS                                                                    1997                        1996
                                                                      --------------             --------------
                                                                       (Unaudited)
Current Assets
  Cash                                                                $      471,738             $       37,298
  Accounts receivable                                                        162,787                     85,358
  Inventory                                                                   14,966                     12,856
  Other current assets                                                         6,520                      5,894
                                                                      --------------             --------------
      Total Current Assets                                                   656,011                    141,406
                                                                      --------------             --------------

Property and Equipment - net                                                  77,682                     61,543
                                                                      --------------             --------------

Other Assets
  Computer software development costs - net                                  433,134                    435,400
  Security deposits                                                            3,126                      3,126
                                                                      --------------             --------------
      Total Other Assets                                                     436,260                    438,527
                                                                      --------------             --------------

      Total Assets                                                    $    1,169,953             $      641,476
                                                                      ==============             ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
 Current maturities of long-term debt                                 $       75,750             $       75,750
 Accounts payable                                                              8,358                      8,352
 Payroll taxes payable                                                      -                             5,013
 Accrued expenses and other current liabilities                               44,682                     27,290
 Due to officer                                                                7,156                      7,156
                                                                      --------------             --------------
      Total Current Liabilities                                              135,946                    123,561

Long-term debt                                                               130,000                     -
                                                                      --------------             --------------
      Total Liabilities                                                      265,946                    123,561
                                                                      --------------             --------------

Stockholders' Equity
 Common stock - $.05 par value, shares authorized -
  30,000,000 shares, issued and outstanding, 11,415,000 and
  10,185,000 in 1997 and 1996                                                570,750                    509,250
 Additional paid-in capital                                                2,215,064                  1,912,814
 Deficit                                                                  (1,881,807)                (1,904,149)
                                                                      --------------             --------------
      Total Stockholders' Equity                                             904,007                    517,915
                                                                      --------------             --------------

      Total Liabilities and Stockholders' Equity                      $    1,169,953             $      641,476
                                                                      ==============             ==============

The condensed consolidated balance sheet at December 31, 1996 has been derived from the audited financial statements at that date.


See notes to condensed consolidated financial statements.

                        EGAN SYSTEMS, INC. AND SUBSIDIARY
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                   (UNAUDITED)


                                                                            Three Months Ended
                                                                                 March 31,
                                                                                 ---------
                                                                       1997                       1996
                                                                       ----                       ----
Net sales                                                        $       259,344             $       271,126
                                                                 ---------------             ---------------


Cost and expenses:
  Cost of goods sold                                                      22,176                      10,592
  Research and development costs                                          95,626                     107,291
  Selling, shipping, general and administrative                           39,570                      51,537
  Interest                                                                 4,176                       1,231
  Depreciation and amortization                                           75,454                      53,295
                                                                 ---------------             ---------------

                                                                         237,002                     223,946
                                                                 ---------------             ---------------

Net income                                                       $        22,342             $        47,180
                                                                 ===============             ===============


Weighted average number of common shares outstanding                  19,198,443                  10,185,000
                                                                 ===============             ===============


Earnings per common share:

  Primary and fully diluted                                      $          0.00             $          0.01
                                                                 ===============             ===============





See notes to condensed consolidated financial statements.

                        EGAN SYSTEMS, INC. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                           INCREASE (DECREASE) IN CASH
                                   (UNAUDITED)

                                                                              Three Months Ended
                                                                                  March 31,
                                                                                  ---------
                                                                       1997                       1996
                                                                       ----                       ----

Net cash provided by operating activities                        $       30,017             $       55,708
                                                                 --------------             --------------


Cash flows from investing activities:
  Purchase of property and equipment                                    (24,734)                    (2,015)
  Computer software development costs                                   (64,593)                   (51,431)
                                                                 --------------             --------------

      Net cash used in investing activities                             (89,327)                   (53,446)
                                                                 --------------             --------------


Cash flows from financing activities:
  Proceeds from exercise of common stock - options                      181,250                     -
  Proceeds from exercise of common stock - warrants                      37,500                     -
  Proceeds from issuance of convertible notes payable                   130,000                     -
  Proceeds from sale of common stock                                    145,000                     -
                                                                 --------------             --------------

      Net cash provided by financing activities                         493,750                     -
                                                                 --------------             --------------


Net increase in cash                                                    434,440                      2,262


Cash - beginning of period                                               37,298                      8,158
                                                                 --------------             --------------


Cash - end of period                                             $      471,738             $       10,420
                                                                 ==============             ==============


Supplemental cash flows information:

Taxes paid                                                       $      -                   $          470
                                                                 ==============             ==============





See notes to condensed consolidated financial statements.

                       EGAN SYSTEMS, INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)



NOTE 1.  STATEMENT PRESENTATION:

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of Egan systems, Inc. and Subsidiary as of March 31, 1997 and the results of their operations and cash flows for the three months ended March 31, 1997 and 1996.

Primary net income per common share is computed based on the weighted average number of outstanding common shares and equivalents (stock options, warrants and convertible notes payable). Primary and fully diluted earnings per common share also assumed the conversion of the subordinated convertible note payable. As of the date of this report, if the options and warrants were exercised, the total shares outstanding would amount to 21,750,000 shares.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles for interim reporting under Form 10-QSB have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 10-KSB for the year ended December 31, 1996.

The results of operations for the three months ended March 31, 1997 are not necessarily indicative of the operating results for the full year.



NOTE 2.  COMPUTER SOFTWARE DEVELOPMENT COSTS:

Computer software development costs for products are capitalized subsequent to the establishment of technological feasibility. Capitalization ceases when the products are available for general release to customers at which time amortization of the capitalized costs begins on a straight-line basis over the estimated life of the product, which is estimated at three years. As of and for the three months ended March 31, 1997 and 1996, accumulated amortization amounted to approximately $434,000 and $226,000, and amortization of computer software development costs charged to operations was approximately $67,000 and $47,000, respectively.



NOTE 3.  INVENTORY:

Inventory, which consists of finished goods, is stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

                       EGAN SYSTEMS, INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)




NOTE 4.  CONTRACTUAL COMMITMENT:

On January 9, 1997, the Company amended its software development and licensing agreement with a computer systems manufacturer whereby the Company has granted a license to the manufacturer to use and remarket certain programs developed by the Company.


NOTE 5.  COMMON STOCK SALE:

In January 1997, the Company sold 580,000 shares of its $.05 par value common stock at $.25 per share and granted stock warrants to purchase an additional 800,000 shares of its $.05 par value common stock at $.25 per share, the price of which was significantly below the market price of the common stock on the date of sale. The warrants expire in January 2001.


NOTE 6.  CONVERTIBLE NOTES PAYABLE:

In January 1997, the Company received $130,000 in exchange for two convertible notes due January 1, 2002 at 10% interest per annum. The notes are convertible through January 2002 into 520,000 shares of the Company's $.05 par value common stock at $.25 per share, the price of which was significantly below the market price of the common stock on the date of exchange. In March 1997, 200,000 of the options related to one of the convertible notes payable was exercised.

ITEM 2. MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OPERATIONS - THREE MONTHS ENDED MARCH 31, 1997 AND 1996:


NET SALES

For the three months ended March 31, 1997 and 1996, revenue totaled approximately $259,000 and $271,000, respectively. Sales have decreased approximately 4% as a result of the normal competitive pressure in the market place.

The Company has recently signed a new marketing agreement with Data General Corp. whereby Egan Systems, Inc. has become an accredited service provider. Under this agreement, Data General Corp. will, for a commission, market certain Egan Systems, Inc. products and skills to a portion of the Data General Corp.'s customer base. The Company is optimistic that this agreement will continue to provide a substantial new revenue source for at least the next fiscal year.

Management remains optimistic that the Company will remain profitable in 1997. The Companys' products traditionally offer relatively high gross margins. The Company has a number of additional promising software products in its development pipeline which it expects to release in the near future and which is quite small and remains subject to technological obsolescence and competitive market conditions.


COST AND EXPENSES

Cost of goods sold for the three months ended March 31, 1997 and 1996 were approximately $22,000 and $11,000 and gross profit percent was approximately 91% and 96%.

Research and development costs were approximately $96,000 and $107,000 for the three months ended March 31, 1997 and 1996, respectively. The Company continues to expend significant amounts of its funds developing new software and to remain competitive in its specific field of expertise. The decline is due to the Company capitalizing approximately $13,000 more computer software development costs in 1997 than in 1996 related to new Company products which have achieved technological feasibility in 1997.

Selling, shipping and general and administrative expenses (SG&A) for the three months ended March 31, 1997 and 1996 were approximately $135,000 and $159,000, respectively. SG&A costs, net of research and development costs, was approximately $40,000 and $52,000 for the three months ended March 31, 1997 and 1996, respectively. Accordingly, the capitalization of computer software development costs for the three months ended March 31, 1997 and 1996 reduced SG&A expenses by approximately $65,000 and $51,000, respectively.

PART II, ITEM 6. MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT'D.):


INTEREST EXPENSE

Interest expense for the three months ended March 31, 1997 and 1996 was approximately $4,000 and $1,000, respectively.


DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense for the three months ended March 31, 1997 and 1996 was approximately $75,000 and $53,000, respectively. The increase is substantially attributed to the increase in amortization of capitalized computer software costs of approximately $25,000.


LIQUIDITY

As of March 31, 1997, the Company's net cash provided by operations was approximately $30,000 and is substantially attributed to the net income of $22,000, depreciation and amortization of $75,000 and the increase in accounts receivable of $(77,000) as compared to the balances at December 31, 1996.

Net cash used in investing activities during the three months ended March 31, 1997 was approximately $89,000. Cash was used to purchase computer software and hardware equipment of approximately $25,000 to support the Company's ongoing research and development activities and $65,000 was attributed to the capitalization of computer software development costs.

Net cash provided by financing activities increased by approximately $494,000 as a result of the sale of common stock, the exercise of common stock options and warrants and the issuance of convertible notes payable.

Management believes that the Company has sufficient cash resources to meet its expected needs in the present fiscal year. Management has directed significant Company resources in the three months ended March 31, 1997 related to the Company's attempt to development a product for the "Millenium 2000" problem. At present the Company does not maintain a line of credit facility with a lending institution.


INFLATION AND SEASONALITY

The Company does not anticipate that inflation will significantly impact its business. The Company does not believe its business is subject to fluctuations due to seasonality.

                          PART II - OTHER INFORMATION





ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K


(a) Exhibits - Required by Item 601 of Regulation S-B.

              (11) Statement regarding computation of per share earnings.

              (27) Financial data schedule

(b) Reports on Form 8-K - The Company filed no reports on Form 8-K during the quarter ended March 31, 1997.

                              S I G N A T U R E S




In accordance with the requirements of the Exchange Act of 1934, the registrant caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                                 EGAN SYSTEMS, INC.
                                                 -------------------------------
                                                 (Registrant)




                                                 /s/ EDWARD EGAN (President)
                                                 -------------------------------
                                                 Edward Egan (President)
                                                 And Chief Financial Officer)


Date:  May 14, 1997
     ---------------

PART II, ITEM 6, EXHIBIT 11.



                               EGAN SYSTEMS, INC.
                        COMPUTATION OF PER SHARE EARNINGS

                                                                  Three Months Ended

                                                             1997                     1996
                                                             ----                     ----


Net income applicable to common stock                  $       22,342             $       47,180
                                                       ==============             ==============


Outstanding shares - common stock at January 1,            10,185,000                 10,185,000


Dilutive effect of stock options and warrants               8,449,443                     -


Weighted average shares issued during period                  564,000                     -
                                                       --------------             --------------


Weighted average common shares outstanding -
 primary and fully diluted - March 31,                     19,198,443                 10,185,000
                                                       ==============             ==============


Net income per common share -
 primary and fully diluted - March 31,                 $         0.00             $         0.01
                                                       ==============             ==============

[ARTICLE] 5
[LEGEND]
This schedule contains summary financial information extracted from the Company's Form 10-QSB for the quarter ended March 31, 1997 and is qualified in its entirety by reference to such financial statements.
[/LEGEND]

[PERIOD-TYPE]                   3-MOS
[FISCAL-YEAR-END]                          DEC-31-1997
[PERIOD-END]                               MAR-31-1997
[CASH]                                         471,738
[SECURITIES]                                         0
[RECEIVABLES]                                  162,787
[ALLOWANCES]                                     5,000
[INVENTORY]                                     14,966
[CURRENT-ASSETS]                               656,011
[PP&E]                                          77,682
[DEPRECIATION]                                  75,454
[TOTAL-ASSETS]                               1,169,953
[CURRENT-LIABILITIES]                          135,946
[BONDS]                                              0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                       570,750
[OTHER-SE]                                           0
[TOTAL-LIABILITY-AND-EQUITY]                 1,169,953
[SALES]                                        259,344
[TOTAL-REVENUES]                               259,344
[CGS]                                           22,176
[TOTAL-COSTS]                                  237,002
[OTHER-EXPENSES]                                     0
[LOSS-PROVISION]                                     0
[INTEREST-EXPENSE]                               4,176
[INCOME-PRETAX]                                 22,342
[INCOME-TAX]                                         0
[INCOME-CONTINUING]                             22,342
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                    22,342
[EPS-PRIMARY]                                      .00
[EPS-DILUTED]                                      .00

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 10-QSB
                      QUARTERLY OR TRANSITIONAL REPORT

  X                    QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
-----
                   OF THE SECURITIES EXCHANGE ACT OF 1934
                FOR THE QUARTERLY PERIOD ENDED JUNE 30, 1997

       TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT
-----


Commission file number                           2-95836-NY
                      ----------------------------------------------------------

                             Egan Systems, Inc.
--------------------------------------------------------------------------------
           (Exact name of registrant as specified in its charter)


         Delaware                                             13-3250816
--------------------------------------                  ------------------------
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization)                          Identification No.


1501 Lincoln Ave., Holbrook, New York                                 11741
--------------------------------------------------      ------------------------
(Address of principal executive offices)

(516) 588 - 8000
--------------------------------------------------------------------------------
Registrant's telephone number



--------------------------------------------------------------------------------
  (Former name, former address and former fiscal year if changed since last report)


Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15 (d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No .
                                                              -----      -----

The number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date is as follows:


Date                        Class                       Shares Outstanding
----                        -----                       ------------------
7/31/97                 Common Stock                          12,557,000

                       EGAN SYSTEMS, INC. AND SUBSIDIARY


                               TABLE OF CONTENTS


                                                                                                      Page No.
PART I. FINANCIAL INFORMATION


  Item 1.  Financial statements

   Condensed consolidated balance sheets as of
    June 30, 1997 (unaudited) and December 31, 1996                                                      1

   Condensed consolidated statements of income (unaudited) for the
    six months ended June 30, 1997 and 1996                                                              2

   Condensed consolidated statements of cash flows (unaudited) for the
    six months ended June 30, 1997 and 1996                                                              3

   Notes to condensed consolidated financial statements (unaudited)                                    4 - 5


  Item 2.  Management's Discussion and Analysis of Financial
           Condition and Results of Operations                                                         6 - 7


PART II - OTHER INFORMATION


  Item 6.  Exhibits and reports on Form 8-K                                                              8


SIGNATURES                                                                                               9


EXHIBITS                                                                                                10

                         PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

                       EGAN SYSTEMS, INC. AND SUBSIDIARY
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                    June 30,                 December 31,
ASSETS                                                                               1997                        1996
                                                                                  -----------              --------------
                                                                                 (Unaudited)
Current Assets
  Cash and cash equivalents                                                     $      668,932             $       37,298
  Accounts receivable                                                                  125,697                     85,358
  Inventory                                                                             16,426                     12,856
  Other current assets                                                                   4,509                      5,894
                                                                                --------------             --------------
      Total Current Assets                                                             815,564                    141,406
                                                                               ---------------             --------------

Property and Equipment - net                                                            85,927                     61,543
                                                                                --------------             --------------

Other Assets
  Computer software development costs - net                                            480,379                    435,401
  Security deposits                                                                      3,126                      3,126
                                                                                --------------            ---------------
      Total Other Assets                                                               483,505                    438,527
                                                                                --------------            ---------------

      Total Assets                                                              $    1,384,996             $      641,476
                                                                                ==============             ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
 Note payable                                                                   $       75,750             $       75,750
 Accounts payable                                                                        4,557                      8,352
 Payroll taxes payable                                                                   7,050                      5,013
 Accrued expenses and other current liabilities                                         24,479                     27,290
 Due to officer                                                                          7,156                      7,156
                                                                                --------------             --------------
      Total Current Liabilities                                                        118,992                    123,561

Long-term debt - convertible notes payable                                             130,000                     -
                                                                                --------------             --------------
      Total Liabilities                                                                248,992                    123,561
                                                                                --------------             --------------

Stockholders' Equity
 Common stock - $.05 par value, shares authorized -
  30,000,000 shares, issued and outstanding, 12,005,000 and
  10,185,000 in 1997 and 1996                                                          600,250                    509,250
 Additional paid-in capital                                                          2,406,814                  1,912,814
 Deficit                                                                            (1,871,060)                (1,904,149)
                                                                               ---------------             --------------
      Total Stockholders' Equity                                                     1,136,004                    517,915
                                                                               ---------------             --------------

      Total Liabilities and Stockholders' Equity                               $     1,384,996             $      641,476
                                                                               ===============             ==============

The condensed consolidated balance sheet at December 31, 1996 has been derived from the audited financial statements at that date.

See notes to condensed consolidated financial statements.

                       EGAN SYSTEMS, INC. AND SUBSIDIARY
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)




                                                                Three Months Ended                 Six Months Ended
                                                                      June 30,                           June 30,
                                                                1997            1996              1997            1996
                                                                ----            ----              ----            ----
Net sales                                                   $     217,348   $     174,331     $      476,692  $      445,457
                                                            -------------   -------------     --------------  --------------


Cost and expenses:
  Cost of goods sold                                                9,709          28,739             31,885          39,331
  Research and development costs                                   53,975          72,028            149,601         179,319
  Selling, shipping,
   general and administrative                                      88,552          75,092            128,123         126,629
  Interest, net of interest income                                 (1,865)          1,231              2,310           2,462
  Depreciation and amortization                                    56,230          53,495            131,684         106,790
                                                            -------------   -------------     --------------  --------------

                                                                  206,601         230,585            443,603         454,531
                                                            -------------   -------------     --------------  --------------


Net income (loss)                                           $      10,747   $     (56,254)    $       33,089  $       (9,074)
                                                            =============   =============     ==============  ==============


Weighted average number of
 common shares outstanding                                     19,875,500      10,185,000         19,875,500      10,185,000
                                                            =============   =============     ==============  ==============


Earnings (loss) per common share:

  Primary and fully diluted                                 $        0.00   $       (0.01)    $         0.00  $        (0.00)
                                                            =============   =============     ==============  ==============


See notes to condensed consolidated financial statements.

                       EGAN SYSTEMS, INC. AND SUBSIDIARY
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                          INCREASE (DECREASE) IN CASH
                                  (UNAUDITED)

                                                                                               Six Months Ended
                                                                                                  June 30,
                                                                                                  --------
                                                                                       1997                       1996
                                                                                       ----                       ----
Net cash provided by operating activities                                        $       117,681             $       48,140
                                                                                 ---------------             --------------


Cash flows from investing activities:
  Purchase of property and equipment                                                     (41,884)                   (10,040)
  Computer software development costs                                                   (159,163)                  (112,203)
                                                                                 ---------------             --------------

      Net cash used in investing activities                                             (201,047)                  (122,243)
                                                                                 ---------------             --------------


Cash flows from financing activities:
  Proceeds from exercise of common stock - options                                       312,500                     -
  Proceeds from exercise of common stock - warrants                                      127,500                     -
  Proceeds from issuance of convertible notes payable                                    130,000                     -
  Proceeds from sale of common stock                                                     145,000                     -
  Due to stockholders                                                                     -                          84,700
                                                                                 ---------------             --------------

      Net cash provided by financing activities                                          715,000                     84,700
                                                                                 ---------------             --------------


Net increase in cash                                                                     631,634                     10,597


Cash - beginning of period                                                                37,298                      8,158
                                                                                 ---------------             --------------


Cash - end of period                                                             $       668,932             $       18,755
                                                                                 ===============             ==============


Supplemental cash flows information:

Taxes paid                                                                       $           520             $          470
                                                                                 ===============             ==============

Interest paid                                                                    $         4,580             $       -
                                                                                 ===============             ==============


See notes to condensed consolidated financial statements.

                       EGAN SYSTEMS, INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)



NOTE 1.  STATEMENT PRESENTATION:

In the opinion of management, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position of Egan systems, Inc. and Subsidiary as of June 30, 1997 and the results of their operations and cash flows for the six months ended June 30, 1997 and 1996.

Primary net income per common share is computed based on the weighted average number of outstanding common shares and equivalents (stock options, warrants and convertible notes payable). Primary and fully diluted earnings per common share also assumed the conversion of the convertible note payable. As of the date of this report, if the options and warrants were exercised, the total shares outstanding would amount to 21,950,000 shares.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles for interim reporting under Form 10-QSB have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 10-KSB for the year ended December 31, 1996.

The results of operations for the six months ended June 30, 1997 are not necessarily indicative of the operating results for the full year.



NOTE 2.  COMPUTER SOFTWARE DEVELOPMENT COSTS:

Computer software development costs for products are capitalized subsequent to the establishment of technological feasibility. Capitalization ceases when the products are available for general release to customers at which time amortization of the capitalized costs begins on a straight-line basis over the estimated life of the product, which is estimated at three years. As of and for the six months ended June 30, 1997 and 1996, accumulated amortization amounted to approximately $481,000 and $273,000, and amortization of computer software development costs charged to operations was approximately $114,000 and $95,000, respectively.



NOTE 3.  INVENTORY:

Inventory, which consists of finished goods, is stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

                       EGAN SYSTEMS, INC. AND SUBSIDIARY
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


NOTE 4.  COMMON STOCK/WARRANTS SALE:

In January 1997, the Company sold 580,000 shares of its $.05 par value common stock at $.25 per share and granted stock warrants to purchase an additional 800,000 shares of its $.05 par value common stock at $.25 per share, the price of which was significantly below the market price of the common stock on the date of sale. The warrants expire in January 2001.


NOTE 5.  CONVERTIBLE NOTES PAYABLE:

In January 1997, the Company received $130,000 in exchange for two convertible notes due January 1, 2002 at 10% interest per annum. The notes are convertible through January 2002 into 520,000 shares of the Company's $.05 par value common stock at $.25 per share, the price of which was significantly below the market price of the common stock on the date of exchange. In connection with the issuance of one of the convertible notes payable in January 1997, detachable stock warrants have been issued entitling the holder to purchase 200,000 shares of the Company's $.05 par value common stock through January 1, 2002. In March 1997, 200,000 of the warrants related to this convertible note payable were exercised.


NOTE 6.  EXERCISE OF STOCK OPTIONS/WARRANTS:

STOCK OPTIONS:

In March and May 1997, a stockholder exercised 350,000 options in each month at $.375 per share for a total of 700,000 shares of the Company's $.05 par value common stock.

STOCK WARRANTS:

In March and June 1997, certain warrant holders exercised 100,000 warrants and 240,000 warrants, respectively, at $.375 per share for a total of 340,000 shares of the Company's $.05 par value common stock.


NOTE 7.  SUBSEQUENT EVENTS:

In July 1997, 240,000 stock warrants were exercised by the holders at $.375 per share for 240,000 shares of the Company's $.05 par value common stock.

In July 1997, 312,000 stock options were exercised by the holders at $.25 per share for 312,000 shares of the Company's $.05 par value common stock.

ITEM 2. MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


OPERATIONS - SIX MONTHS ENDED JUNE 30, 1997 AND 1996:

NET SALES

For the six months ended June 30, 1997 and 1996, revenue totaled approximately $477,000 and $445,000, respectively. Sales have increased approximately 7% as a result of higher sales to existing customers and greater exposure to new customers through the Company's internet page.

In January 1997, the Company signed a new marketing agreement with Data General Corp. whereby Egan Systems, Inc. has become an accredited service provider. Under this agreement, Data General Corp. will, for a commission, market certain Egan Systems, Inc. products and skills to a portion of the Data General Corp.'s customer base. The Company is optimistic that this agreement will continue to provide a substantial new revenue source for at least the next fiscal year.

Management remains optimistic that the Company will remain profitable in 1997. The Companys' products traditionally offer relatively high gross margins. The Company has a number of additional promising software products in its development pipeline which it expects to release in the near future and which the Company expects to substantially contribute to sales. However, the Company is quite small and remains subject to technological obsolescence and competitive market conditions.

COST AND EXPENSES

Cost of goods sold for the six months ended June 30, 1997 and 1996 were approximately $32,000 and $39,000 and gross profit percent was approximately 93% and 91%. The improvement in the gross margin has been attributed by management to lower sales of certain computer hardware which is at significantly lower gross margins than computer software which is the Company's main revenue source.

Research and development costs were approximately $150,000 and $179,000 for the six months ended June 30, 1997 and 1996, respectively. The Company continues to expend significant amounts of its funds developing new software and to remain competitive in its specific field of expertise. The decline in research and development is substantially due to the Company capitalizing approximately $47,000 more computer software development costs in 1997 than in 1996 related to new Company products which have achieved technological feasibility in 1997.

Selling, shipping and general and administrative expenses (SG&A) was approximately $128,000 and $127,000 for the six months ended June 30, 1997 and 1996, respectively. The capitalization of computer software development costs for the six months ended June 30, 1997 and 1996 reduced SG&A expenses by approximately $159,000 and $112,000, respectively. See research and development comments above.

PART II, ITEM 6. MANAGEMENTS' DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONT'D.):

INTEREST EXPENSE

Interest expense for the six months ended June 30, 1997 and 1996 was approximately $2,000 and $2,000, respectively. In 1997, interest expense was reduced by approximately $4,000 in interest income related to cash balances invested in interest bearing accounts.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense for the six months ended June 30, 1997 and 1996 was approximately $132,000 and $107,000, respectively. The increase is substantially attributed to the increase in amortization of capitalized computer software costs of approximately $25,000.

LIQUIDITY

As of June 30, 1997, the Company's net cash provided by operations was approximately $118,000 and is substantially attributed to the net income of $33,000, depreciation and amortization of $132,000 less an increase in accounts receivable of $40,000 as compared to the balances at December 31, 1996.

Net cash used in investing activities during the six months ended June 30, 1997 was approximately $201,000. Cash was used to purchase computer software and hardware equipment of approximately $42,000 to support the Company's ongoing research and development activities and $159,000 was attributed to the capitalization of computer software development costs.

Net cash provided by financing activities approximated $715,000 resulting from the sale of common stock, the exercise of common stock options and warrants and the issuance of convertible notes payable.

Management believes that the Company has sufficient resources to meet its expected needs in the present fiscal year. Management has directed significant Company resources in the six months ended June 30, 1997 towards the Company's attempt to development a product for the "Millenium 2000" problem. At present the Company does not maintain a line of credit facility with a lending institution.


INFLATION AND SEASONALITY

The Company does not anticipate that inflation will significantly impact its business. The Company does not believe its business is subject to fluctuations due to seasonality.

                          PART II - OTHER INFORMATION





ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K


(a) Exhibits - Required by Item 601 of Regulation S-B.

             (11) Statement regarding computation of per share earnings.

             (27) Financial data schedule

(b) Reports on Form 8-K - The Company filed no reports on Form 8-K during the quarter ended June 30, 1997.

                              S I G N A T U R E S




In accordance with the requirements of the Exchange Act of 1934, the registrant caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                                EGAN SYSTEMS, INC.
                                                ------------------
                                                (Registrant)





                                                /s/Edward Egan (President)
                                                -------------------------------
                                                Edward Egan (President)
                                                And Chief Financial Officer)


Date: August 12, 1997
     ---------------------

PART II, ITEM 6, EXHIBIT 11.


                               EGAN SYSTEMS, INC.
                       COMPUTATION OF PER SHARE EARNINGS


                                                                                         Six Months Ended
                                                                                              June 30,
                                                                                              --------
                                                                                    1997                       1996
                                                                                    ----                       ----
Net income (loss) applicable to common stock                                  $       33,089             $       (9,074)
                                                                              ==============             ==============


Outstanding shares - common stock at January 1,                                   10,185,000                 10,185,000


Dilutive effect of stock options and warrants                                      8,691,500                     -


Weighted average shares issued during period                                         999,000                     -
                                                                              --------------             --------------


Weighted average common shares outstanding -
 primary and fully diluted - June 30,                                             19,875,500                 10,185,000
                                                                              ==============             ==============


Net income (loss) per common share -
 primary and fully diluted - June 30,                                         $         0.00             $         0.00
                                                                              ==============             ==============

[ARTICLE] 5
[LEGEND]
This schedule contains summary financial information extracted from the Company's Form 10-QSB for the quarter ended June 30, 1997 and is qualified in its entirety by reference to such financial statements.
[/LEGEND]

[PERIOD-TYPE]                   6-MOS
[FISCAL-YEAR-END]                          DEC-31-1997
[PERIOD-END]                               JUN-30-1997
[CASH]                                         668,932
[SECURITIES]                                         0
[RECEIVABLES]                                  131,033
[ALLOWANCES]                                     5,336
[INVENTORY]                                     16,426
[CURRENT-ASSETS]                               815,563
[PP&E]                                          85,927
[DEPRECIATION]                                 131,684
[TOTAL-ASSETS]                               1,384,996
[CURRENT-LIABILITIES]                          118,992
[BONDS]                                              0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[COMMON]                                       600,250
[OTHER-SE]                                           0
[TOTAL-LIABILITY-AND-EQUITY]                 1,384,996
[SALES]                                        476,692
[TOTAL-REVENUES]                               476,692
[CGS]                                           31,885
[TOTAL-COSTS]                                  443,603
[OTHER-EXPENSES]                                     0
[LOSS-PROVISION]                                     0
[INTEREST-EXPENSE]                               2,310
[INCOME-PRETAX]                                 33,089
[INCOME-TAX]                                         0
[INCOME-CONTINUING]                             33,089
[DISCONTINUED]                                       0
[EXTRAORDINARY]                                      0
[CHANGES]                                            0
[NET-INCOME]                                    33,089
[EPS-PRIMARY]                                      .00
[EPS-DILUTED]                                      .00

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by the Delaware General Corporation Law, the Company shall, to the fullest extent permitted by the Delaware General Corporation Law, as the same shall be added and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Section from and against any and all of the expenses, liabilities or other matters referred to or covered by said Section, and indemnification provided for therein shall not be deemed exclusive of any other right to which any persons may be entitled under any By Law, Resolution of Shareholders, Resolution of Directors, agreement or otherwise, as permitted by said Articles, as to any action in any capacity in which he or she served at the request of the Company.

ITEM 25  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following expenses are estimated:

        SEC Registration Fees.............................................  $1,280.81*
        Accounting Fees...................................................
        Legal Fees........................................................
        Taxes, Federal....................................................
        Taxes and Fees States.............................................
        Costs of printing, engraving and mailing..........................
        Transfer agent & Registration fees................................
        Blue Sky fees and expenses........................................
        Miscellaneous expenses............................................
             Total........................................................

---------------
*Actual

ITEM 26  RECENT SALES OF UNREGISTERED SECURITIES (IN THE LAST THREE YEARS)

     During the past three years, the following securities were sold or issued by the Company without registration under the Securities Act of 1933, as amended (the "Act"):

     As of December 21, 1996, the Company has granted Warrants to purchase Shares of the Company's Common Stock to certain convertible note holders who had exercised these Warrants to acquire 6,860,000 Shares of the Company's Common Stock.

     In March 1997 a Warrant to purchase 200,000 Shares of the Company's restricted Common Stock was granted in connection with an outstanding convertible note in the amount of $50,000 which convertible right was exercised at $.25 per Share.

     In July 1997 the balance of the Company's long term indebtedness of $85,663, including accrued interest, owed to a note holder, was converted into 342,650 Shares of the Company's Common Stock and these Shares were issued to that note holder and that note was canceled.

     The Company believes that as of December 31, 1996 there was 82 Shareholders of record of the Company's Common Stocks.

     The above securities were issued by the Company in reliance upon the exemption from the registration requirements of the Act pursuant to Section 4(2) of the Act, as transactions not involving any public offering. Claims for such exemptions are based upon the following: (i) all of the purchasers in each of the above specified transactions were sophisticated investors, possessed of the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the securities of the Company, were able to bear the full economic risk of an investment in the securities of the Company, had access to, or were furnished with, comparable kinds of information that registration under the Act would have provided and had acquired the Company's securities for their own accounts in transactions not involving any general solicitations or advertising, and not with a view of making a distribution of such securities, and (ii) a restrictive legend against the resale of such securities was placed on the face of each certificate evidencing the securities; (iii) each purchaser acknowledged in writing that he knew the securities being purchased were not registered under the Act or pursuant to any State securities laws, and that such purchased securities are Restricted Securities as those terms are defined in Rule 144 promulgated under the Act, that the securities may not be offered for sale, sold or otherwise transferred within the United States except pursuant to an Effective Registration under the Act and under any applicable state securities laws, or pursuant to any exemption from the registration requirements under the Act, the availability of which exemption is to be established to the satisfaction of the Company and its general counsel.

ITEM 27  EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

     (a) Exhibits

  3(A)  Certification of Incorporation*
   (B)  Certificate of Amendment to Certificate of Incorporation*
   (C)  By Laws*
  4(A)  Form of Common Stock Certificate*
  4(B)  Form of Stock Purchase Warrant**
  5(A)  Opinion of Counsel**
  5(B)  Consent of Patrusky, Mintz & Semel**
        The Company does not have any written employment agreements with any of its Officers or employees.
 24(b)  Consent of General Counsel (contained in his opinion in Exhibit 5(a), included in
        Part II of this Registration Statement

---------------
 * Incorporated by reference to the Form 8 dated April 4, 1987

** Filed herewith

ITEM 28  UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement

          (ii) To include any Prospectus required by Section 10(a)(3) of the Act.

          (iii) Reflect on the Prospectus any facts or events which indirectly or together represent a fundamental change in the information contained in the Registration Statement; and, notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in this "Calculation of Registration Fee" table in the effective Registration Statement.

          (iv) To include any additional changed material with respect to the "Plan of Distribution".

   (2)  That for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new
        Registration Statement relating to the Securities being offered therein, and the offering of such Securities at that time shall be deemed to be the initial bone fide offering thereof.

   (3)  To remove from registration by means of a post-effective amendment to that
        Registration Statement any of the Securities being registered which remain unsold at the termination of the offering.

   (4)  Insofar as indemnification for liabilities arising ;under the Securities Act of
        1933, as amended (the "Act") may be permitted to Directors, Officers and Controlling
        Persons of the issuer pursuant to the foregoing provisions, or otherwise, the
        Registrant has been advised that, in the opinion of the Securities and Exchange
        Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, Officer or Controlling Person of the Registrant in
        the successful defense of any action, suit or proceeding) is asserted by such
        Director, Officer, or Controlling Person in connection with the Securities being registered, the Registrant will, unless in the opinion of its general counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy, as expressed in the Act, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Holbroke, New York, 11741, on September 9, 1997.

(Registrant) EGAN SYSTEMS, INC.

By: /s/ EDWARD J. EGAN
    --------------------------------------------------------
    President

                                          By: /s/ EDWARD J. EGAN
                                            ------------------------------------
                                            Edward J. Egan,
                                            Chairman, President, Chief Executive
                                              Officer,
                                            Treasurer and Director

     In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement has been duly signed by the following persons in the capacities and on the dates indicated:

               SIGNATURE                                TITLE                       DATE
----------------------------------------  ---------------------------------  ------------------

/s/ EDWARD J. EGAN                        Director, President Chief           September 9, 1997
----------------------------------------  Executive Officer and Treasurer
Edward J. Egan

/s/ RALPH JORDAN                          Director and President, of ENVYR    September 9, 1997
----------------------------------------  Corp., a wholly owned subsidiary
Ralph Jordan                              of the Company

/s/ BARBARA JEAN SCHULTZ                  Director and Secretary              September 9, 1997
----------------------------------------
Barbara Jean Schultz

/s/ JACK LARKIN                           Director                            September 9, 1997
----------------------------------------
Jack Larkin

                                    EXHIBITS

                                                                                       PAGE
                                                                                       -----
  3(A)  Certification of Incorporation*...............................................
   (B)  Certificate of Amendment to Certificate of Incorporation*.....................
   (C)  By Laws*......................................................................
  4(A)  Form of Common Stock Certificate*.............................................
  4(B)  Form of Stock Purchase Warrant**..............................................
  5(A)  Opinion of Counsel**..........................................................
  5(B)  Consent of Patrusky, Mintz & Semel**..........................................
        The Company does not have any written employment agreements with any of its
        Officers or employees.........................................................
 24(b)  Consent of General Counsel (contained in his opinion in Exhibit 5(a), included in Part II of this Registration Statement.....................................

---------------
 * Incorporated by reference to the Form 8 dated April 4, 1987

** Filed herewith